MARATHON DIGITAL HOLDINGS, INC.

May 10, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	Melissa Walsh

Re:	Marathon Digital Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2022

File No. 001-36555

Dear Melissa:

Pursuant to our call today, attached please find the various “boilerplate” terms and conditions for both the Braiins and Foundry Pools. We will attach all of these as exhibits to our next subsequent filing and describe any material terms therein.

Sincerely,

/s/ Jolie Kahn
Jolie Kahn
General Counsel

Braiins Pool Cookie Policy

Let's bake some cookies…

Who are you and why am I here?

We are a commercial company called **Braiins Systems s.r.o.**, with its registered office at Křižíkova 148/34, Karlín, Prague 8, Czech Republic, Id. No. 241 47 931, registered in the commercial register kept by the Municipal Court in Prague under file No. C 183056.
We operate the website (https://slushpool.com)**https://pool.braiins.com** (https://pool.braiins.com) (and any subdomains thereof). Since we use cookies on our website to analyze traffic and to keep it secure, we prepared this Cookie Policy to help you understand what cookies are and how we use them (and also to comply with applicable law).
If you do not like anything you read in this Cookie Policy, we must ask you not to use our website, to delete any cookies already stored therefrom, and/or to change settings of your web browser to disable storing any cookies from our website.
For further information on how we collect, process, store and keep secure your personal data, please, refer to privacy policies available on our website.

What are cookies?

Cookies are small text files that are downloaded to your device by websites you visit. They allow websites to recognize your device and store some information, for example about your location and past actions.
There are different types of cookies. Some cookies may be stored on your device till their expiry date, unless you delete them earlier ("persistent cookies"), and some may expire at the end of your browsing session, when your web browser is closed ("session cookies"). Some cookies may come directly from the web server of our website ("first-party cookie") and some are stored by a different domain ("third party cookies").
You can find more information about cookies at **www.allaboutcookies.org** (http://www.allaboutcookies.org).

What cookies do you use?

The cookies we use cannot grant us any access to your computer. These cookies are not viruses or spyware and are not built to damage your device. We use both persistent and session cookies and both first-party and third-party cookies on our website.
We have listed the cookies that we use on our website, what each cookie is used for and how long it is retained below:
Statistics and Analytics Cookies
These cookies are used to help us understand how visitors interact with our website by collecting anonymous information.
The information we collect from performance cookies is gathered as a "group statistic" e.g. 40,000 people viewed the website in May, rather than Mr. John Brown viewed the dashboard section of the website in April. In short, we cannot identify you from performance and analytical cookies.

Name	Purpose	Type	Expiration
_ga	Google Analytics This cookie is used to register a unique visitor ID that is then used to generate statistical data on how the visitor uses our website.	First party Persistent	2 years
_gid	Google Analytics This cookie is used to generate statistical data on how the visitor uses our website.	First party Persistent	1 day

_gat	Google Analytics This cookie is used to throttle request rate.	First party Persistent	1 day
_gat_UA-*	Google Analytics This pattern type cookie is used to throttle request rate.	First party Persistent	1 minute
collect	Google Analytics Used to send data to Google Analytics about the visitor's device and behavior and to track the visitor across devices and marketing channels.	Third party (google-analytics.com) Session	

Essential Cookies

These cookies are technical cookies that are required for the operation of our website. Without essential cookies, our website can't operate properly and your online experience may be diminished. Some parts of our website may not work at all.

Name	Purpose	Type	Expiration
cf_clearance	Cloudflare This cookie is used to detect potential DDOS attacks.	First party Persistent	25 hours
_cfduid	Cloudflare The cookie is used to identify individual users behind a shared IP address and apply security settings on a per-user basis.	First party Persistent	30 days
csrftoken	This cookie is used to help prevent cross-site request forgery (CSRF) attacks.	First party Persistent	374 days
SESS#	This cookie is used to preserve the users states across page requests.	First party Persistent	14 days

Functionality Cookies

These cookies are used to remember the user's site preferences and choices they make on the site including username, region, and language.

Name	Purpose	Type	Expiration
sessionid	This cookie is used to save a randomly generated code using letters and numbers to keep track of the user´s sessions	First party Persistent	

Marketing and Advertisement

These cookies are used to display ads, features and links that are more relevant to your demand.

Name	Purpose	Type	Expiration
IDE	Google DoubleClick This cookies is used to register and report the website user's actions after viewing or clicking one of the advertiser's ads with the purpose of measuring the efficiency of an ad and to present targeted ads to the user.	Third party (doubleclick.net) Persistent	2 years

What choices do I have?

If you do not agree with this Cookie Policy, you may at any time easily manage stored cookies in your web browser settings (that means you can delete them) and you can also disable or limit storing of any new cookies. The exact procedure to manage the cookies depends on your web browser.

You can find more information at **https://www.aboutcookies.org/how-to-delete-cookies/** (https://www.aboutcookies.org/how-to-delete-cookies/).

You may choose to disable storing cookies in general or only for some web servers. Please, be aware that in the event you decide to disable the cookies (in general or partially) or to delete stored cookies that we use, you may not be able to enjoy all the features of our website and our services.

How can I contact you?

If you have any questions about cookies and this Cookie Policy, please, contact our support team at help@braiins.com.

Changes to the Cookie Policy

We reserve the right to amend and/or change this Cookie Policy from time to time. Therefore, please, check this Cookie Policy regularly.

In Prague on January 1, 2020

Braiins Systems s.r.o.

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Preview

Braiins Pool Privacy Policy

How we treat your personal data…

What is Braiins Pool?

A Braiins Pool is a virtual currency mining pool. The mining pool is used to combine the computational resources of multiple individual virtual currency miners to optimize their individual efforts of finding a block.
The Braiins Pool platform is available on the Website (https://slushpool.com)**https://pool.braiins.com** (https://pool.braiins.com), where you may also find more information about the Braiins Pool and pooled virtual currency mining (the "**Website**").
Your participation in the Braiins Pool is governed by the General Terms and Conditions of Braiins Pool available on our Website.

Why should I read this document?

You may have heard about Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 (the "**Regulation**") more commonly known as GDPR. As we also provide our services to the customers in the EU, the Regulation may apply to us under some circumstances.
Under the Article 13 and 14 of the Regulation, we must provide our customers and other data subjects with information on the collection, handling, protection and processing of their personal data.
Therefore, in this Privacy Policy you may learn more about these topics regarding among others the personal data that we collect when developing Braiins Pool, when providing the Braiins Pool experience to our customers, when communicating with our customers and when providing our customers with any related support (technical or other).
When we mention the term customers in this document again, we refer to miner - legal entities or individuals, who provide their computing power to the Braiins Pool virtual currency mining pool.

Who collects my personal data?

We are a commercial company called Braiins Mining Limited, incorporated and existing under the laws of the British Virgin Islands, Company No. 2038702, with a registered office at Road Town, Tortola, British Virgin Islands.
We are the operator of the Braiins Pool, which means we secure the operation and further development thereof.

What personal data do you process?

Personal data processed for development
To develop and test virtual currency mining platform we collect, store and process analytical and other data related to virtual currency mining that may sometimes be considered as personal data within the meaning of the Regulation. Such data may include, without limitation, for example following information:

- username;
- email address;
- password in hashed form;
- wallet address;
- IP address, including IP address or another identifier of mobile phone or other device used to access the platform;
- other data voluntarily provided via the user account and in fulfilment of the mutual rights and obligations.
- information about your devices (such as unique device ID);
- information and statistics relating to the amount of computing power you provide to the Braiins Pool platform;
- information about your rewards and processed payouts.

Sometimes we use our own materials and sources to obtain necessary data and sometimes we use third party analytical and other data (obtained from public sources such as internet or via telemetry from customers using our services - for example, when you report an issue and initiate a support procedure, we may use the acquired information for further development of the Braiins Pool).

In all above-mentioned cases some of the information that we collect, store and process for development may be considered as personal data. In that event, we will, as a data controller collect, store and process such personal data.

Personal data collected via communication

On our Website we provide you with our contact information, so you can contact us, request information about our products and our company or notify us of any issues with the services that you use.

If you, during the course of our communication, send us any information that may be considered as personal data (such as first and last name, email address, IP address etc.), we will, as a data controller, collect, store and process such personal data.

Personal data collected when using Braiins Pool

We collect, store and process the information you provide us in relation to the use of our platform, the conclusion of a contract on the provision of computing power and also via the interface of your user account.

Therefore, we collect, store and process the following information you provide when registering or editing your user account:

- username;
- email address;
- password in hashed form;
- wallet address;
- IP address, including IP address or another identifier of mobile phone or other device used to access the platform;
- other data voluntarily provided via the user account and in fulfilment of the mutual rights and obligations.

When you provide your computing power to the Braiins Pool platform, we may collect and process telemetric and other data related to your mining activities. Such data may include, without limitation, the following information:

- information about your devices (such as unique device ID);
- information and statistics relating to the amount of computing power you provide to the Braiins Pool platform;
- information about your rewards and processed payouts.

If any of the above-mentioned information are considered as personal data, we will, as a data controller, collect, store and process such personal data.

We would like to remind you that under some laws you may be, as a miner of virtual currencies considered as a personal data controller as well and may be subject to some rules and obligations yourself. If at any time you are not sure, do not hesitate to ask us for more detailed information.

Personal data collected when providing support services

We may provide our customers support services regarding their participation in the virtual currency mining pool.

To be able to provide you with any support services we may have to use telemetric data collected when you use your device and any additional data obtained from you during the course of support procedure (such as your contact information, your logs etc.).

If any of such information are considered as personal data, we will, as a data controller, collect, store and process such personal data.

Cookies

On our Website we use a variety of cookies. Some of the cookies may be used to collect personal data of our customers. For more information, please see the dedicated section of this Privacy Policy and Braiins Pool Cookie Policy.

Why do you process my personal data?

Personal data processed for development

We collect, store and process the above-mentioned analytical data to develop and test the virtual currency mining pool.

To comply with legal requirements, we must mention that we collect, store and process such personal data pursuant to Article 6 (1)(f) of the Regulation.

That means that it is in our legitimate interest to collect, store and process such personal data, since there is no other effective way to address issues of our software and hardware if we cannot use the data acquired when providing you with our services and since we also make sure that it represents little to no restriction of data subject interests, rights and freedoms.

It is also in our legitimate interest to collect, store and process such personal data to establish, exercise or defend any related legal claims, since otherwise we could not exercise our legal rights and such use of personal data is foreseeable by data subjects and represents little to no restriction of data subject interests, rights and freedoms.

Personal data collected via communication

We collect, store and process the personal data collected via communication with you for the purpose of providing you with requested products, services, support or any other information, for the purpose of exercising any rights and fulfilling any obligations related thereto as well as for the purpose of any further communication with you.

To comply with legal requirements, we must mention that we collect, store and process such personal data mainly pursuant to Article 6 (1) (b) of the Regulation (it means that processing is necessary for the performance of a contract to which you are a party or in order to take steps prior to entering into such contract).

We collect the information provided by you through the contact form also for marketing purposes, for example to inform you about our latest products, services and features, and to establish, exercise or defend any related legal claims.

To comply with legal requirements, we must mention that we collect, store and process such personal data pursuant to Article 6 (1)(f) of the Regulation.

That means that it is in our legitimate interest to collect, store and process such personal data for marketing purposes, since it is in our interest to inform our customers about such news and it is reasonable to expect that the customers that have contacted us before may be interested in such news. Additionally, the customers may at any time opt out from receiving such news.

It is also in our legitimate interest to collect, store and process such personal data to establish, exercise or defend any related legal claims, since otherwise we could not exercise our legal rights and such use of personal data is foreseeable by data subjects and represents little to no restriction of data subject interests, rights and freedoms.

Personal data collected when using Braiins Pool

We collect, store and process your personal data only so we can provide you services pursuant to the General Terms and Conditions of the Braiins Pool and to further develop our services.

We will specifically process your personal data

- to fulfil any of our obligations under the above-mentioned terms and conditions and any applicable law and to protect our own rights thereunder;
- to secure the quality of our services and to use it for other commercial purposes including informing you of products and services related to Braiins;
- to use it for marketing purposes (research of quality).

To comply with legal requirements, we must mention that we collect, store and process such personal data mainly pursuant to the Article 6 (1) (b) and (f) of the Regulation.

For the legitimate interest explanation please read the section dedicated to the personal data collected via communication, since the similar legitimate interest rules apply.

Personal data collected when providing support services

We collect, store and process your personal data only so we can provide you with support services and to further develop our products.

We will specifically process your personal data

- to fulfil any of our obligations when providing you with support services and the related obligations under any applicable law and to protect our own rights thereunder;
- to secure the quality of our services and to use it for other commercial purposes including informing you of products and services related to Braiins;
- to use it for marketing purposes (research of quality).

To comply with legal requirements, we must mention that we collect, store and process such personal data mainly pursuant to the Article 6 (1)(b) and (f) of the Regulation.
For the legitimate interest explanation please read the section dedicated to the personal data collected via contact form, since the similar legitimate interest rules apply.
We collect, process and store your personal data only for the above defined purposes and only to the extent necessary to fulfill these purposes. We never conceal the purpose for which the personal data is collected and further processed.

For how long will you process my personal data?

We process and store your personal data only for the time necessary to meet the purposes of its processing specified above, or for the time consented by you, or for the time that is either necessary to comply with our obligations under the applicable law or set forth by the applicable law or in accordance therewith. We comply with the mandatory rules for data archiving.
Once the purpose of the personal data processing disappears, we will destroy the personal data.
Personal data processed for development
As for the personal data processed for development, we will process and store such personal data only for the period necessary to develop and test our virtual currency mining pool (we begin processing immediately after the data are collected) and also for the subsequent period thereafter that is either necessary to comply with our obligations under the applicable law, or set forth by the applicable law or in accordance therewith.
Personal data collected via communication
As for the personal data voluntarily provided by you when you communicate with us, we will process and store such personal data until the requested issue is solved and also for the subsequent period thereafter that is either necessary to comply with our obligations under the applicable law or set forth by the applicable law or in accordance therewith, or during which you or any third party may contest that we have broken any of our obligations or have violated any applicable laws in relation to the requested issue.
Personal data collected when using Braiins Pool
As for the personal data collected when you are using the Braiins Pool we will process and store such personal data for as long as you use Braiins Pool (for the duration of your user account) and also for the subsequent period thereafter that is either necessary to comply with our obligations under the applicable law, or set forth by the applicable law or in accordance therewith, or during which you or any third party may contest that we have broken any of our obligations or have violated any applicable laws in relation to the provided services.
Personal data collected when providing support services
As for the personal data voluntarily provided by you when we provide you with our support services, we will process and store such personal data until the requested issue is solved and also for the subsequent period thereafter that is either necessary to comply with our obligations under the applicable law or set forth by the applicable law or in accordance therewith, or during which you or any third party may contest that we have broken any of our obligations or have violated any applicable laws in relation to the requested issue.

Who will have access to my personal data?

We take care of your personal data security and so we choose the partners to whom we entrust your personal data very carefully.

All our partners must be able to provide sufficient security of your personal data to prevent unauthorized or accidental access thereto or other abuse thereof and all our partners must undertake a confidentiality obligation and must not use your personal data for any purpose other than the purpose for which the data were made available to them.
The recipients that may have access to your personal data are following:

- persons who provide us with the technological services or technology operators that we use to provide our services, among others Braiins Systems s.r.o., with its registered office at Křižíkova 148/34, Karlín, Prague 8, Czech Republic, Id. No. 241 47 931, registered in the commercial register kept by the Municipal Court in Prague under file No. C 183056;
- persons who provide our services and Websites with security and integrity and who regularly test such security and integrity;
- providers of accounting, legal and administrative services;
- our staff.

Our aim is and always will be to ensure your personal data are as anonymous as possible and unavailable to all third parties. However, under certain specifically defined conditions we will be under some circumstances required, in accordance with the applicable law, to transfer certain personal data to public authorities.

Do you transfer the personal data outside the EU/EEA?

When collecting, storing and processing personal data we sometimes may use personal data processors such as Google or Cloudflare, which under some circumstances transmit your personal data to third countries. In such an event we always make sure such transmission is compliant with the Regulation.
In particular, we specify that the personal data may be transmitted to the United States of America and in such event the transmission is compliant with the Standard Contractual Clauses (SCCs) mechanism.

How are my personal data protected?

All your personal data is secured by standard procedures and technologies. We provide data protection against unauthorized or accidental access, alteration, destruction, loss, unauthorized transmission or any other unauthorized processing, as well as against any other abuse of records containing the personal data.
The standard procedures and technologies may include, but are not limited to, the following:

- education and training of relevant staff to ensure they are aware of our privacy obligations when handling personal data;
- administrative and technical rules to restrict access to personal data on a ‘need to know’ basis;
- technological security measures, including firewalls, encryption and anti-virus software;
- keeping the most sensitive personal data offline;
- physical security measures, such as staff security passes to access our premises.

We are not able to guarantee the security of your personal data without your help and responsible behavior. Therefore, we ask you to help us ensure the security of your data by keeping in secret and secure your user account login information by following a common security standards.

Do you use cookies?

On our Website (and any subdomains thereof) we use cookies to analyze traffic and to personalize content and ads.
We will, as a data controller, collect, store and process any information that are considered as personal data collected by such cookies (the personal data may include your IP address, information about your activity on our Website, information about your advertisement preferences etc.).

To comply with legal requirements, we must mention that we collect, store and process such personal data mainly pursuant to the Article 6 (1) (f) of the Regulation.
That means that it is in our legitimate interest to collect, store and process such personal data for marketing purposes and for Website traffic analysis, since

- it allows us to improve our products and services and to provide you with personalized content and advertisement,
- some cookies also allow us to keep our website secure from various attacks and some cookies allow our website to properly function,
- we do not attempt to identify you using such personal data,
- there is little to no restriction of your interests, rights and freedoms, and
- you may at any time delete stored cookies permanently and change your cookie settings to disable or limit storage of any new cookies.

We will process and store such personal data for the period necessary to analyze traffic and to provide any personalized content to you and also for the subsequent period thereafter that is either necessary to comply with our obligations under the applicable law, or set forth by the applicable law or in accordance therewith.
Please, read our Braiins Pool Cookie Policy available on our Website to learn more about the cookies that we use.

What are my rights in relation to personal data protection?

In relation to the personal data you shall have in particular the following rights:

- a right to withdraw your consent at any time;
- a right to correct or make additions to the personal data;
- a right to request restrictions to processing of your personal data ;
- a right to object or complain against processing of your personal data under certain circumstances;
- a right to request transfer of your personal data ;
- a right to access your personal data;
- a right to be informed of the personal data security breach under certain circumstances;
- a right to request deletion of your personal data (a right to be „forgotten“) under certain circumstances; and
- other rights set forth in Act No. 110/2019 Coll., on personal data processing (Personal Data Protection Act) and the Regulation.

You have a right to object, on grounds relating to your particular situation, at any time to processing your personal data which is based on Article 6(1)(f) of Regulation (it means that we have legitimate interest to process such personal data).
You have also a right to object to processing your personal data for direct marketing purposes.
Additionally, you have a right to contact the Office for Personal Data Protection with a request for remedial measures in case of any violation of the obligations set forth in the Regulation at the following address: Office for Personal Data Protection, Pplk. Sochorova 27, 170 00 Prague 7, Czech Republic, phone number +420 234 665 111 (central telephone exchange).

How can I contact you?

If you have any questions regarding this Privacy Policy, please do not hesitate to contact our representative designated below.

Representative of the controller not established in EU

As we are established outside the EU, we have designated a representative pursuant to the Article 27 of the Regulation. The representative is a commercial company called Braiins Systems s.r.o., with its registered office at Křižíkova 148/34, Karlín, Prague 8, Czech Republic, Id. No. 241 47 931, registered in the commercial register kept by the Municipal Court in Prague under file No. C 183056.

Contract address: Křižíkova 148/34, Karlín, Prague 8, Czech Republic
Contact point (support): (https://help.slushpool.com)**https://help.braiins.com** (https://help.braiins.com)
Email address: help@braiins.com

When is this Privacy Policy effective?

This Privacy Policy comes into effect on the 1st January 2020.
We reserve the right to amend and update this Privacy Policy at any time.

In Prague on 81st MarchJanuary 20201
Braiins Mining Limited Systems s.r.o.

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Preview

Terms and Conditions - Braiins Mining Limited

Braiins Pool

What It Is and How (Not) To Use It

(Terms and Conditions)

1. PREAMBLE

Welcome to Braiins Pool!

We would like to thank you for your choice of Braiins Pool cryptocurrency mining pool. We know that you are eager to go ahead and start mining with Braiins Pool, but we kindly ask you to spare a few minutes and read through these terms governing your rights and obligations.

We value your time, so we promise that we keep the Terms and Conditions as brief as possible. If you like and agree with everything that you read here, you may then go ahead and start mining.

(If you went ahead and started using our platform and/or started mining with Braiins Pool, we will take it that you agree with everything you have read herein).

So, let's get into it:

2. PARTIES

Can you introduce yourselves…

We are a commercial company called Braiins Mining Limited, incorporated and existing under the laws of the British Virgin Islands, Company No. 2038702, with a registered office at Road Town, Tortola, British Virgin Islands.

We are operating Braiins Pool - the oldest cryptocurrency mining pool in the world.

I guess, now a little bit about me…

When we refer to you in these Terms and Conditions, we actually refer to anybody, whether individual or legal person, who creates a user account on our website and mines cryptocurrencies with Braiins Pool.

It probably goes without saying, but your legal capacity must not be limited to the extent that could in any way prevent you from mining virtual currency with Braiins Pool or from effectively agreeing to and complying with these Terms and Conditions.

If you plan to mine cryptocurrencies on behalf of any other person, whether individual or legal person, you must have legal authority to do so.

I am a returning miner...

If you have mined with Braiins Pool before and now plan on coming back, that is great news and we welcome you with open arms, unless your previous access to Braiins Pool has been terminated by us for a breach of rules.

If your previous access has been in fact terminated for a breach of rules, we reserve the right not to open any new user accounts for you and to terminate any existing user accounts that you may have been able to create in the meantime.

3. BRAIINS POOL

I already know what Braiins Pool is, but remind me just in case…

Braiins Pool is a cryptocurrency mining platform operated by our company that allows the individual miners to pool their computing power to mine cryptocurrencies more effectively.

How does it work?

Mining of cryptocurrencies is a process, in which miners perform mathematical operations to verify and add transactions in a form of blocks to the public cryptocurrency ledger (blockchain).

To incentivize miners to mine cryptocurrencies and to ensure that there will be sufficient computing power for the cryptocurrency network to function, miner who first successfully verifies a block of transactions is rewarded with block reward and transaction fees from the transactions included in such block.

Transaction fees are the fees that other users of the cryptocurrency network pay to have their transaction verified by miners.

The mining pool allows miners to pool their computing power and then share the received rewards and transaction fees proportionally, so that the miners are rewarded on a more consistent basis.

When participating in the pool mining, miners must use an appropriate mining software that allows us, the pool operator, to communicate with them, to allocate unique tasks and to collect outputs.

We will coordinate the mining operations (and basically we will act as a sole miner with a significant amount of computing power) and if we mine a block of cryptocurrency, we then split the reward (except for a pool fee) including the transaction fees among all the participating miners.

In this way every individual miner mining with Braiins Pool has a chance to earn regular rewards corresponding to the amount of its computing power, even though, if mining alone, it would most likely never mine any block in a very long time.

4. USER ACCOUNT

So, how do I start?

That's a good question. First, you need to create a user account. So just go ahead and create the user account on our website at **https://pool.braiins.com** (https://pool.braiins.com).

During the registration procedure we will ask you to tell us your email address and some other identification information and then your account will be created.

We strongly recommend changing the password frequently to keep your user account secure and we also recommend not to reuse your user account password in third-party applications.

Is there anything else I should know about the user account?

The user account is dedicated to you and you are solely responsible for all activities that occur on or through your user account, so it is important that you keep your password and devices used to access the user account secure. You must let us know immediately if you suspect any unauthorized access to your user account.

We do not support a misuse of any third party information, so when providing us with any information, you agree that the information must always be true and complete.

5. SUBMITTED CONTENT

Anything interesting about the submitted content?

We trust our customers. Therefore, we expect any information submitted by you within the user account area of our website (including any information provided in order to create your user account) or in relation therewith to be accurate, true and complete.

If any of the information changes, you should update it as soon as possible to prevent any misunderstandings or problems down the line.

Any content submitted to or through our website or in relation with the mining that belongs to you stays yours (or in legal terms: you retain ownership of any intellectual property rights that you hold in a submitted content).

When you submit content to or through our website or in relation with the mining, you grant us a worldwide, royalty-free, non-exclusive, perpetual license (with a right to sublicense) to use the submitted content for the limited purpose of operating, promoting and improving Braiins pool and any other related services. Make sure you have the necessary rights to be able to grant us this license.

6. PERSONAL DATA

Are my personal data safe with you?

First let us assure you that the collection of your personal data (e.g. the data submitted when creating your user account) in connection to mining with Braiins Pool will be as limited as possible.

Any collection, storage and handling of your personal data shall be governed by a separate set of terms on handling the personal data of our customers (Braiins Pool Privacy Policy).

7. SUPPORTED CRYPTOCURRENCIES

What cryptocurrencies can I mine with Braiins Pool?

Braiins Pool platform is designed primarily to mine the Bitcoin cryptocurrency.

We would like to add a possibility of mining of other cryptocurrencies in the future (and we have even added this functionality for some cryptocurrencies already) if the technical conditions and the state of Braiins Pool development allows.

If other cryptocurrencies than Bitcoin are mined with Braiins Pool, you agree that these Terms and Conditions and all the related terms apply similarly.

8. MINING

I am all set, let's talk about the actual mining...

Once you have registered you may at any time start mining. Since you will use a specialized software to mine, it may not be apparent what is happening in legal terms, so let's explain.

When you connect your device to Braiins Pool and let us know that you would like to start mining, we will assign you a particular computing power intensive task and you will then use your hardware to perform the assigned task and to communicate to us the solution.

We guarantee that the computing power will be always used for cryptocurrency mining.

The mining itself may be performed by us or by a third party of our choice. Similarly, any support and communication services, may be facilitated by us or may be delegated to a third party.

Nevertheless, in legal terms you will always provide your computing power to us and we will be your partner in solving any problems you may encounter.

Please note, that we may at any time decide not to use your computing power (to refuse it) without having to give a reason.

Dos and Don´ts of mining with Braiins Pool...

...always comply with any laws and regulations.

You agree to comply with any laws and regulations applicable either to you (e.g. laws of the country where you are located) or to Braiins Pool (e.g. laws of British Virgin Islands).

...always take care of your taxes.

You agree that you are responsible for obtaining any necessary information on tax and other similar obligations that you have in relation with mining cryptocurrencies.

We are responsible neither for obtaining such information for you, nor for compliance with such obligations.

...always use appropriate software and hardware.

You agree to read and follow the rules and procedures published by us in the respective sections of our website (in particular the "Help" section).

You in particular agree to create the user account on our website, to use the recommended software and hardware and other rules and procedures described in the respective section of our website.

...no abuse.

You agree not to abuse any of Braiins Pool mechanisms, processes, mistakes, bugs or imperfections in programming or errors in the respective cryptocurrency network to advantage or disadvantage any miners, or to disrupt the operation or the availability of the Braiins Pool.

By "abuse" we also mean any attempted hacking or other hostile action, such as block withholding attack, botnet attack etc. Any hacking or other hostile action against other miners and third persons is also abusive, if its purpose is to advantage or disadvantage any participating miners or to disrupt the operation or availability of Braiins Pool.

...no botnets, specifically.

We do not like botnets, so please do not use them. Also, note that if you control multiple user accounts, your activities may be considered as a use of botnet and your access may be suspended until we investigate the issue.

9. REWARD

How much do I make?

As mentioned above, we will coordinate the mining operations and if we mine a block of cryptocurrency, we then split the block reward (except for the pool fee) including the transaction fees among all the participating miners.
Therefore, your reward for provided computing power depends on the amount of cryptocurrency that was actually mined while you were providing your computing power and on so called scoring hashrate at the time of extraction of a cryptocurrency block that is valid and that is subsequently accepted to the cryptocurrency network.
Please, visit a website (in particular the "Rewards & Payouts" section thereof for more information), where we have published a detailed algorithm and rules for reward calculation in both scenarios.

We may amend or change the specific algorithm and rules for reward calculation at any time, but we will always notify you before such amendment or change is effective and such amendment or change won´t apply to any mining that has taken place before such amendments or changes.

What´s in it for you?

We will not charge you anything for the access to our platform, however, we will keep a portion of mined coins as a commission (also referred to as the "pool fee").

The pool fee amount may vary depending on your circumstances, please, see our website for more information on the pool fee amount.

When will I get paid?

We will confirm the amount of your reward within a reasonable time after we mine a block of respective cryptocurrency.

If there are some technical or other circumstances that prevent us from reward confirmation, we will confirm the reward within a reasonable time after such circumstances disappear.

Once your reward is confirmed and displayed under your user account your may at any time request us to pay out the confirmed reward or you may set up an automatic reward payment, so that payment of confirmed reward occurs automatically when the total amount reaches a certain value.

To avoid any abuse of our systems, we may set a minimum threshold for the payouts. See our website for more information on the payout thresholds.

The reward is considered as duly paid out at the moment of sending it to your address in the respective cryptocurrency network listed in the respective section of your user account.

In what cryptocurrency will I get paid?

The reward is paid in a cryptocurrency, mining of which gave a rise to the reward, unless stated otherwise in case of a respective cryptocurrency.

What address will you use?

Unless otherwise agreed, the confirmed reward is always sent to the address listed in the respective section of your user account area.

You confirm that the listed or otherwise communicated cryptocurrency address belongs to you and that you are the recipient of every single pay out.

Who will pay the transaction fees?

In default we bear any transaction fees related to the payout of your reward and do not charge any fees for processing the payout. However, we may under some circumstances (the payout value is too low, the transaction fees are too high) set out different rules on our website.

See the "Rewards & Payouts" section thereof for more information.

What about forks?

In the event of so called fork, that is in case the mined block is not accepted to the main blockchain of cryptocurrency (so called orphaned block), you are not entitled to any reward or reimbursement of any costs incurred in relation to mining the particular block.

In case of so-called hard fork, the is in case the cryptocurrency blockchain is divided into two chains to create new cryptocurrency, you are not entitled to any so-called forked coins of the new cryptocurrency.

Can a breach of rules affect my reward?

First, do not breach the rules. But since you have asked, then the answer is yes, it can.

We reserve the right to penalize any breach of these Terms and Conditions, which did or could advantage or disadvantage any miner in mining on Braiins Pool (in particular in the reward determination) or which could influence the operation or availability of Braiins Pool, by a penalty up to the amount of the reward that you would have been otherwise entitled to according to these Terms and Conditions.

In such case we shall not confirm the respective portion of the reward and/or shall nullify the prospective portion of the confirmed reward and delete it from the records within the user account and/or may claim a refund of the reward that has already been paid.

This is without prejudice to any claim against you for damages in excess to the above-mentioned penalty. This is also without prejudice to our right to delete the user account and terminate the mutual relationship for a breach of the rules.

What if I did everything right and you still have not mined any blocks? What about my reward then?

As mentioned above, depending on the circumstances and on the cryptocurrency being mined we will either (i) just pay you for the provided computing power (PPS reward mechanism), or (ii) we will coordinate the mining operations and if we mine a block of cryptocurrency, we then split the block reward including the transaction fees among all the participating miners.

In the first scenario, your reward is pretty much guaranteed, so if you do everything right, you may be sure that will get paid by us.

Please sit back and listen, because we cannot stress this enough:

The result of the mining is dependent mainly on luck and it cannot be foreseen. Therefore, the amount of your reward is variable, there may even be no reward at all under some circumstances, and the reward is in no case fully or partially guaranteed by us.

10. AVAILABILITY

You are always up, right?

We always attempt to provide continuous uninterrupted operation of Braiins Pool platform, so you can access it and mine the cryptocurrencies at any time.

However, due to maintenance, repairs or exceptional outages there may be occasions when Braiins Pool will not be available and therefore we cannot always guarantee a completely uninterrupted (100 %) availability.

If it is unavailable due to a planned temporary maintenance shutdown, we will attempt to inform you in advance. If, due to the nature of unavailability we, could not inform you in advance, we at least attempt to promptly resolve any issues and make it available again.

Please, be aware that you must always set up your hardware in a way that allows it to reconnect to the Braiins Pool automatically when it becomes available after the shutdown or outage.

What if you decide to shut Braiins Pool down completely?

We work in a field of new technologies and you never know, what will happen a month, year or ten years from now. Therefore, we cannot rule out that we will at some point discontinue Braiins Pool completely.

In that event, we will give you at least thirty (30) days prior notice. After the end of this notice period our relationship will be terminated and you will not be able to mine with Braiins Pool and to access your user account anymore.

11. LIABILITY AND WARRANTY LIMITATION

So where are the legal disclaimers?

You have just found them, so let's get it over with.

Please, be aware that we do not give you ownership of any intellectual property rights in Braiins Pool or any other products or services associated therewith, unless we say so explicitly. You are solely entitled to access and use the Braiins Pool platform for join cryptocurrency mining (that means you are entitled to provide us with computing power and to receive a prospective portion of a reward).

We operate Braiins Pool using a reasonable level of skill and care and we hope that you will enjoy using it; however, be aware that the entire platform is still offered to you on “as is” and “where-available” basis and, therefore, we expressly disclaim any warranties, express or implied, relating thereto.

We shall not under any circumstances be held liable to you for any direct, indirect, special, consequential, punitive or any other damages and costs including, but not limited to, loss of profit, loss of revenue or loss of business opportunity arising out of or in connection with your access and use or inability to access and use Braiins Pool.

Under certain laws it may not be possible to disclaim our liability and warranties completely. For such cases you hereby waive to the fullest extent permissible under any such law any claims for damages that you may have against us in relation with your use of Braiins Pool or inability to access it.

You specifically waive the damages (loss of earnings) incurred as a result of non-fulfillment of your expectations regarding the amount of reward for the provided computing power, a complete failure to provide a reward, damages to your software or hardware and also damages incurred in relation to any loss of data on the hardware and software components.

If the warranties and liabilities disclaimers above are found void or invalid or otherwise unenforceable, you agree that our total liability for any claims arising out of these Terms and Conditions or in relation thereto are limited to the amount of pool fee earned by us directly in association with the computing power provided by you in the period of six (6) months immediately preceding the event that gave rise to your claim.

Some reminders, so you are not surprised later…

…electricity and heat.

The mining process is very demanding on the computing power of your hardware, which can cause an increase in electricity consumption and accelerate a wear on some of the hardware components.

…software and hardware setup.

It is up to you to set up your software and hardware including any individual components thereof (meaning we cannot be held liable for any damages incurred as a result of incorrect or incomplete setup).

…we are not a wallet, do not postpone your payouts.

Note, that we are not a cryptocurrency wallet intended to store your cryptocurrency coins for extended periods of time.

Although we constantly attempt to improve the security of the Braiins Pool against hacking and other similar attacks, these attacks regularly occur and possible successful attack may lead to the loss of certain amount (or even all) of mined cryptocurrency means gathered in our wallet, which will be irreversible.

You agree to minimize the risk by requesting regular pay outs of the confirmed reward and you agree to provide any cooperation necessary.

…list a correct address.

As you may know, the transactions in cryptocurrency network, unlike wire transfers, are irreversible. So always give us correct cryptocurrency address. If you give us incorrect address and we have already sent the reward to that address, you are most likely out of luck and your reward will be gone.

12. TERMINATION

I like Braiins Pool so far, but what if I change my mind?

We will always be sorry to see you go, but we will respect your decision. We want happy customers and it is not in our interest to force onto you a service that you do not like or do no longer wish to use.

Therefore, you may terminate the legal contract established by these Terms and Conditions at any time by deleting your user account (there is an option to do that in the user account interface). However, please, be careful, since after your account is deleted, you lose the right to claim a payment of any unpaid confirmed reward for the computing power that you have provided under the user account.

Please be aware that upon termination we may delete your user account and any data relating to your reward and your use of our platform without any further notice without any possibility of recovery.

Can you terminate our relationship without my consent?

Our relationships with our customers last and we take pride in that fact.

However, we may have to and are entitled to suspend or permanently disable your access to Braiins Pool if you materially and/or repeatedly breach these Terms and Conditions, any other applicable terms (such as the Privacy Policy) or if you violate any provision of applicable laws in relation thereto.

What if I want to take a break from mining?

That´s fine you and your miners have worked hard and you deserve a break. Just be sure to log into your user account once in a while, because the accounts that have not been logged into for more than a year (twelve consecutive months) are automatically considered as inactive.

The inactive user account may be deleted at any time and after deletion you waive your claim to any data, information stored under your user account as well as to any unpaid rewards associated with such user account.

What about the unpaid rewards?

We want to treat you fairly, unless your account is deleted because you have breached the rules or due to inactivity as described above, you do not lose the right to your unpaid reward. In such case we will always ask you to provide current wallet address, so we can send you any unpaid rewards. If you fail to provide the address within thirty (30) days after the notification, you will have waived your claims to the unpaid reward.

We may at any time set off any unpaid reward against any claims that we have against you for example for the breach of any rules applicable to your mining with Braiins Pool.

What if I keep mining after my account is deleted?

In case of deletion of the user account you waive all of your claims against us for any reward for computing power provided thereafter.

If you still choose to continue to mine, you are not entitled to any additional reward.

13. NOTICES

How do I get in touch with you? And what if you need to contact me?

You can contact us electronically via tools available on our website or via the email address help@braiins.com. Your message is considered as delivered when we confirm its delivery to you, which we always attempt to do promptly.

We will not bother you too much, but occasionally we may have to contact you. In that event we will use either the email address listed under your user account or by a notice available to you upon logging into your user account.

We will occasionally send you an email with commercial announcements; you may at any time, without having to give a reason, opt out of these communications.

14. CONFIDENTIALITY

It all sounds so great, I will tell about Braiins Pool everybody I know...

Great, we appreciate it, but please be discrete.

Sometimes we share with you information that is not meant to be public. For that reason we must ask you to keep confidential (not to disclose to third parties) the details of our mutual legal relationship (such as pricing and payment details or details about any tailored services), as well as any other information that you have learnt from us and that was marked, accompanied, or supported by documents designated as “confidential” or equivalent, or that was identified so by us, or should be reasonably known to you to be confidential.

The duty of confidentiality expires three (3) years from the date of disclosure. The obligation to protect technical information about our current products and services and all information about possible unreleased products or services never expires.

This applies to everything I know about Braiins Pool?

Of course this does not apply to information which was already in your possession before you received it from us; is or becomes publicly available through no fault of yours; is rightfully received by you from a third party who has no duty of confidentiality; or is independently developed by you without a breach of the confidentiality obligations hereunder.

What about my staff?

You may disclose confidential information to your directors, officers, employees, as well as your contractors, advisors, and agents, so long as those individuals have a need to know in their work for you and are bound by obligations of confidentiality at least as restrictive as those imposed on you in these Terms and Conditions. You are fully liable for any breach of this obligation by the aforementioned third parties.

Sometimes you may be required by a government body or court of law to disclose confidential information. That's fine by us, but we must ask you, to the extent permitted by law, to give us reasonable advance notice so that we may contest the disclosure or seek a protective order.

15. SANCTIONS COMPLIANCE

Do you comply with international sanctions programs?
As mentioned before, we are based in the British Virgin Islands and are subject to its local laws and regulations. However, even though we do not fall within the jurisdiction of OFAC (Office of Foreign Assets Control of the United States of America), we have chosen not to do any business with anybody who falls within any OFAC sanctions programs.
What does it mean for me?
When you agree with these Terms and Conditions, you also represent, that you are not subject to sanctions under any of the OFAC sanctions programs and are not listed on any of the sanctioned entities lists kept by the OFAC and you will ensure that this representation remains true as long as there is any business relationship between you and us (as long as your user account is open).
What if I am subject to sanctions?
If we learn (or have a reasonable cause to suspect) that you are subject to the sanctions under any of the OFAC sanctions programs (for example, if some of your information are listed on OFAC moderated list of sanctioned entities), it is considered as gross breach of the contract, and we have a right to immediately and for indefinite term suspend your user account (including any of your mining operations and/or any virtual currency payouts from your user account, whether the reward was already confirmed and showed under your user account, or not). We may choose to suspend only some functionalities of the user account at our sole discretion.
What if my user account was suspended by mistake?
If your user account is suspended, you are then entitled to initiate review by contacting us. The review may include a thorough KYC check carried out by our support team etc. and it is at our sole discretion to decide whether sufficient evidence was provided to revoke the suspension. We will always notify you about the outcome of the review.
What if I am in fact subject to sanctions?
If within one (1) year after we have notified you about the suspension of your user account the review was either not initiated by you, or the review was initiated, but no sufficient evidence was presented to show that you are not subject to the OFAC sanctions, we have a right to terminate your user account and we will no longer be under any obligation to pay you any remuneration hereunder, regardless whether the reward was already confirmed and showed within under your user account, or not. Additionally, we are also entitled to claim damages or any other remedies under the applicable law.

16. APPLICABLE LAW

What laws do apply?

The laws of the British Virgin Islands, without regard to principles of conflict of laws, will govern these Terms and Conditions and any dispute of any sort that might arise between you and us in connection herewith.

17. DISPUTE RESOLUTION

What if we argue?

We always operate in a customer-friendly manner. We try to solve any issues peacefully and ask you to do the same. Therefore, you agree to notify us of any disputes arising out of or in connection with these Terms and Conditions and you agree that you will always attempt an out-of-court dispute resolution before you bring the dispute before the courts.

However, sometimes out-of-court dispute resolution is just not possible. In that event, any dispute relating in any way to these Terms and Conditions shall be decided with final effect before the courts of the British Virgin Islands.

Should you violate or threaten to violate our intellectual property rights in any manner, we may seek an injunction or other appropriate relief in any court of our choice. You consent to exclusive jurisdiction and venue in such courts.

18. MISCELLANEOUS

Some necessary boilerplates…

…severability

If any provision of this contract is held by any court or other competent authority to be invalid or unenforceable in whole or in part, this contract shall continue to be valid as to its other provisions and the remainder of the affected provision, unless it can be concluded from the circumstances that, in the absence of the provision found to be null and void, the Parties would not have concluded this contract.

The Parties shall use all reasonable efforts to replace all provisions found to be null and void by provisions that are valid under the applicable law and come closest to their original intention.

…entire agreement

These Terms and Conditions set out the entire agreement between you and us. Neither party has entered into this contract in reliance upon any representation, warranty or undertaking of the other party that is not expressly set out or referred to in this contract.

…no assignment

You may not assign or transfer any of your rights or obligations assumed under these Terms and Conditions or in any other way related hereto without our prior written consent.

...operator change (contract assignment)

You agree to any future change of the Braiins Pool platform operator (assignment of the contract). In case of such change we will always notify you.

…no waiver

If you do not comply with these Terms and Conditions, and we do not take action right away, this doesn’t mean that we are waiving any rights that we may have (such as taking action in the future).

…survival

All the provisions of these Terms and Conditions that by their nature extend beyond the termination of mutual legal relationship, including but not limited to dispute resolution and applicable law clauses, shall survive the termination of our mutual legal relationship.

…languages

These General Terms and Conditions and all the related documents may be translated into multiple language versions. In case of any discrepancies between the individual language versions the English language version shall always control.

I did not like (something) I have read above.

We always attempt to make legal documents as brief and user friendly as possible, but we cannot completely make do without them.

So even though we regret it, if you do not agree with any part of these Terms and Conditions or if you have any reservations, you may not mine with Braiins Pool and we must ask you to leave our platform immediately (but please, delete the user account first).

I found out there is a conflict between this document and the terms I found elsewhere.

If there is such a conflict, please let us know immediately, so that we can attend to it and improve our documentation. Meanwhile, these Terms and Conditions will control for that conflict.

So, is that it? May I go ahead and start mining with Braiins Pool?

Just one last thing; we may change or amend these Terms and Conditions or an additional terms that apply to Braiins Pool (such as Privacy Policy) from time to time, and if we do so, we will have to ask you to read through them and agree to them again.

We realize it's inconvenient for you, so we promise not to do it too often.

So, that is all from us; if you like everything you have read so far and agree to it, you are free to go ahead and enjoy Braiins Pool!

In Road Town, on 6th June 2022
Braiins Mining Limited

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Preview

Terms and Conditions - Braiins Systems (valid for users who have not logged in after 7th March 2021)

Braiins Pool

What It Is and How (Not) To Use It

(Terms and Conditions)

1. PREAMBLE

Welcome to Braiins Pool!

We would like to thank you for your choice of Braiins Pool cryptocurrency mining pool. We know that you are eager to go ahead and start mining with Braiins Pool, but we kindly ask you to spare a few minutes and read through these terms governing your rights and obligations.

We value your time, so we promise that we keep the Terms and Conditions as brief as possible. If you like and agree with everything that you read here, you may then go ahead and start mining.

(If you went ahead and started using our platform and/or started mining with Braiins Pool, we will take it that you agree with everything you have read herein).

So, let's get into it:

2. PARTIES

Can you introduce yourselves…

We are a commercial company called Braiins Systems s.r.o., with its registered office at Křižíkova 148/34, Karlín, Prague 8, Czech Republic, Id. No. 241 47 931, registered in the commercial register kept by the Municipal Court in Prague under file No. C 183056.

We are operating Braiins Pool - the oldest cryptocurrency mining pool in the world.

I guess, now a little bit about me…

When we refer to you in these Terms and Conditions, we actually refer to anybody, whether individual or legal person, who creates a user account on our website and mines cryptocurrencies with Braiins Pool.

It probably goes without saying, but your legal capacity must not be limited to the extent that could in any way prevent you from mining virtual currency with Braiins Pool or from effectively agreeing to and complying with these Terms and Conditions.

If you plan to mine cryptocurrencies on behalf of any other person, whether individual or legal person, you must have legal authority to do so.

I am a returning miner...

If you have mined with Braiins Pool before and now plan on coming back, that is great news and we welcome you with open arms, unless your previous access to Braiins Pool has been terminated by us for a breach of rules.

If your previous access has been in fact terminated for a breach of rules, we reserve the right not to open any new user accounts for you and to terminate any existing user accounts that you may have been able to create in the meantime.

3. BRAIINS POOL

I already know what Braiins Pool is, but remind me just in case...

Braiins Pool is a cryptocurrency mining platform operated by our company that allows the individual miners to pool their computing power to mine cryptocurrencies more effectively.

How does it work?

Mining of cryptocurrencies is a process, in which miners perform mathematical operations to verify and add transactions in a form of blocks to the public cryptocurrency ledger (blockchain).

To incentivize miners to mine cryptocurrencies and to ensure that there will be sufficient computing power for the cryptocurrency network to function, miner who first successfully verifies a block of transactions is rewarded with block reward and transaction fees from the transactions included in such block.

Transaction fees are the fees that other users of the cryptocurrency network pay to have their transaction verified by miners.

The mining pool allows miners to pool their computing power and then share the received rewards and transaction fees proportionally, so that the miners are rewarded on a more consistent basis.

When participating in the pool mining, miners must use an appropriate mining software that allows us, the pool operator, to communicate with them, to allocate unique tasks and to collect outputs.

Depending on the circumstances and on the cryptocurrency being mined we will either (i) just pay you for the collected outputs (basically we pay for your computing power and then it is up to us, how we use it), or (ii) we will coordinate the mining operations (and basically we act as a sole miner with a significant amount of computing power) and if we mine a block of cryptocurrency, we then split the reward including the transaction fees among all the participating miners.

In this way every individual miner mining with Braiins Pool has a chance to earn regular rewards corresponding to the amount of its computing power, even though, if mining alone, it would most likely never mine any block in a very long time.

4. USER ACCOUNT

So, how do I start?

That's a good question. First, you need to create a user account. So just go ahead and create the user account on our website at **https://pool.braiins.com** (https://pool.braiins.com).

During the registration procedure we will ask you to tell us your email address and some other identification information and then your account will be created.

We strongly recommend changing the password frequently to keep your user account secure and we also recommend not to reuse your user account password in third-party applications.

Is there anything else I should know about the user account?

The user account is dedicated to you and you are solely responsible for all activities that occur on or through your user account, so it is important that you keep your password and devices used to access the user account secure. You must let us know immediately if you suspect any unauthorized access to your user account.

We do not support a misuse of any third party information, so when providing us with any information, you agree that the information must always be true and complete.

5. SUBMITTED CONTENT

Anything interesting about the submitted content?

We trust our customers. Therefore, we expect any information submitted by you within the user account area of our website (including any information provided in order to create your user account) or in relation therewith to be accurate, true and complete.

If any of the information changes, you should update it as soon as possible to prevent any misunderstandings or problems down the line.

Any content submitted to or through our website or in relation with the mining that belongs to you stays yours (or in legal terms: you retain ownership of any intellectual property rights that you hold in a submitted content).

When you submit content to or through our website or in relation with the mining, you grant us a worldwide, royalty-free, non-exclusive, perpetual license (with a right to sublicense) to use the submitted content for the limited purpose of operating, promoting and improving Braiins pool and any other related services. Make sure you have the necessary rights to be able to grant us this license.

6. PERSONAL DATA

Are my personal data safe with you?

First let us assure you that the collection of your personal data (e.g. the data submitted when creating your user account) in connection to mining with Braiins Pool will be as limited as possible.

Any collection, storage and handling of your personal data shall be governed by a separate set of terms on handling the personal data of our customers (Braiins Pool Privacy Policy).

7. SUPPORTED CRYPTOCURRENCIES

What cryptocurrencies can I mine with Braiins Pool?

Braiins Pool platform is designed primarily to mine the Bitcoin cryptocurrency.

We would like to add a possibility of mining of other cryptocurrencies in the future (and we have even added this functionality for some cryptocurrencies already) if the technical conditions and the state of Braiins Pool development allows.

If other cryptocurrencies than Bitcoin are mined with Braiins Pool, you agree that these Terms and Conditions and all the related terms apply similarly.

8. MINING

I am all set, let's talk about the actual mining...

Once you have registered you may at any time start mining. Since you will use a specialized software to mine, it may not be apparent what is happening in legal terms, so let's explain.

When you connect your device to Braiins Pool and let us know that you would like to start mining, we will assign you a particular computing power intensive task and you will then use your hardware to perform the assigned task and to communicate to us the solution.

We guarantee that you will either (i) have a guaranteed payment for the computing power provided (more specifically for the provided solutions) or (ii)if the payment depends on the amount of mined cryptocurrency, the computing power will be always used for cryptocurrency mining.

The mining itself may be performed by us or by a third party of our choice. Similarly, any support and communication services, may be facilitated by us or may be delegated to a third party.

Nevertheless, in legal terms you will always provide your computing power to us and we will be your partner in solving any problems you may encounter.

Please note, that we may at any time decide not to use your computing power (to refuse it) without having to give a reason.

Dos and Don´ts of mining with Braiins Pool…

…always comply with any laws and regulations.

You agree to comply with any laws and regulations applicable either to you (e.g. laws of the country where you are located) or to Braiins Pool (e.g. laws of Czech Republic).

…always take care of your taxes.

You agree that you are responsible for obtaining any necessary information on tax and other similar obligations that you have in relation with mining cryptocurrencies.

We are responsible neither for obtaining such information for you, nor for compliance with such obligations.

…always use appropriate software and hardware.

You agree to read and follow the rules and procedures published by us in the respective sections of our website (in particular the “Help” section).

You in particular agree to create the user account on our website, to use the recommended software and hardware and other rules and procedures described in the respective section of our website.

…no abuse.

You agree not to abuse any of Braiins Pool mechanisms, processes, mistakes, bugs or imperfections in programming or errors in the respective cryptocurrency network to advantage or disadvantage any miners, or to disrupt the operation or the availability of the Braiins Pool.

By “abuse” we also mean any attempted hacking or other hostile action, such as block withholding attack, botnet attack etc. Any hacking or other hostile action against other miners and third persons is also abusive, if its purpose is to advantage or disadvantage any participating miners or to disrupt the operation or availability of Braiins Pool.

…no botnets, specifically.

We do not like botnets, so please do not use them. Also, note that if you control multiple user accounts, your activities may be considered as a use of botnet and your access may be suspended until we investigate the issue.

9. REWARD

How much do I make?

Depending on the circumstances and on the cryptocurrency being mined we will either (i) just pay you for the provided computing power or more specifically for the provided solutions (PPS reward mechanism), or (ii) we will coordinate the mining operations and if we mine a block of cryptocurrency, we then split the block reward including the transaction fees among all the participating miners.

Therefore, in the second scenario your reward for provided computing power depends on the amount of cryptocurrency that was actually mined while you were providing your computing power and on so called scoring hashrate at the time of extraction of a cryptocurrency block that is valid and that is subsequently accepted to the cryptocurrency network.

Please, visit a website (in particular the “Rewards & Payouts” section thereof for more information), where we have published a detailed algorithm and rules for reward calculation in both scenarios.

We may amend or change the specific algorithm and rules for reward calculation at any time, but we will always notify you before such amendment or change is effective and such amendment or change won´t apply to any mining that has taken place before such amendments or changes.

What´s in it for you?

We will not charge you anything for the access to our platform, however, we will keep a portion of mined coins as a commission (also referred to as the “pool fee”).

The pool fee amount may vary depending on your circumstances, please, see our website for more information on the pool fee amount.

When will I get paid?

Under the first scenario (PPS) we will confirm the amount of your reward within a time period set forth in the “Rewards & Payouts” section of our website.

Otherwise, we will confirm the amount of your reward within a reasonable time after we mine a block of respective cryptocurrency.

If there are some technical or other circumstances that prevent us from reward confirmation, we will confirm the reward within a reasonable time after such circumstances disappear.

Once your reward is confirmed and displayed under your user account your may at any time request us to pay out the confirmed reward or you may set up an automatic reward payment, so that payment of confirmed reward occurs automatically when the total amount reaches a certain value.

To avoid any abuse of our systems, we may set a minimum threshold for the payouts. See our website for more information on the payout thresholds.

The reward is considered as duly paid out at the moment of sending it to your address in the respective cryptocurrency network listed in the respective section of your user account.

In what cryptocurrency will I get paid?

Under the first scenario (PPS) the reward is paid in Bitcoin, unless set forth otherwise in the “Rewards & Payouts” section of our website.

Otherwise, the reward is paid in a cryptocurrency, mining of which gave a rise to the reward, unless stated otherwise in case of a respective cryptocurrency.

What address will you use?

Unless otherwise agreed, the confirmed reward is always sent to the address listed in the respective section of your user account area.

You confirm that the listed or otherwise communicated cryptocurrency address belongs to you and that you are the recipient of every single pay out.

Who will pay the transaction fees?

In default we bear any transaction fees related to the payout of your reward and do not charge any fees for processing the payout. However, we may under some circumstances (the payout value is too low, the transaction fees are too high) set out different rules on our website.

See the “Rewards & Payouts” section thereof for more information.

What about forks?

In the event of so called fork, that is in case the mined block is not accepted to the main blockchain of cryptocurrency (so called orphaned block), you are not entitled to any reward or reimbursement of any costs incurred in relation to mining the particular block.

In case of so-called hard fork, the is in case the cryptocurrency blockchain is divided into two chains to create new cryptocurrency, you are not entitled to any so-called forked coins of the new cryptocurrency.

Can a breach of rules affect my reward?

First, do not breach the rules. But since you have asked, then the answer is yes, it can.

We reserve the right to penalize any breach of these Terms and Conditions, which did or could advantage or disadvantage any miner in mining on Braiins Pool (in particular in the reward determination) or which could influence the operation or availability of Braiins Pool, by a penalty up to the amount of the reward that you would have been otherwise entitled to according to these Terms and Conditions.

In such case we shall not confirm the respective portion of the reward and/or shall nullify the prospective portion of the confirmed reward and delete it from the records within the user account and/or may claim a refund of the reward that has already been paid.

This is without prejudice to any claim against you for damages in excess to the above-mentioned penalty. This is also without prejudice to our right to delete the user account and terminate the mutual relationship for a breach of the rules.

What if I did everything right and you still have not mined any blocks? What about my reward then?

As mentioned above, depending on the circumstances and on the cryptocurrency being mined we will either (i) just pay you for the provided computing power (PPS reward mechanism), or (ii) we will coordinate the mining operations and if we mine a block of cryptocurrency, we then split the block reward including the transaction fees among all the participating miners.

In the first scenario, your reward is pretty much guaranteed, so if you do everything right, you may be sure that will get paid by us.

For the second scenario, please sit back and listen, because we cannot stress this enough:

The result of the mining is dependent mainly on luck and it cannot be foreseen. Therefore, the amount of your reward is variable, there may even be no reward at all under some circumstances, and the reward is in no case fully or partially guaranteed by us.

10. AVAILABILITY

You are always up, right?

We always attempt to provide continuous uninterrupted operation of Braiins Pool platform, so you can access it and mine the cryptocurrencies at any time.

However, due to maintenance, repairs or exceptional outages there may be occasions when Braiins Pool will not be available and therefore we cannot always guarantee a completely uninterrupted (100 %) availability.

If it is unavailable due to a planned temporary maintenance shutdown, we will attempt to inform you in advance. If, due to the nature of unavailability we, could not inform you in advance, we at least attempt to promptly resolve any issues and make it available again.

Please, be aware that you must always set up your hardware in a way that allows it to reconnect to the Braiins Pool automatically when it becomes available after the shutdown or outage.

What if you decide to shut Braiins Pool down completely?

We work in a field of new technologies and you never know, what will happen a month, year or ten years from now. Therefore, we cannot rule out that we will at some point discontinue Braiins Pool completely.

In that event, we will give you at least thirty (30) days prior notice. After the end of this notice period our relationship will be terminated and you will not be able to mine with Braiins Pool and to access your user account anymore.

11. LIABILITY AND WARRANTY LIMITATION

So where are the legal disclaimers?

You have just found them, so let's get it over with.

Please, be aware that we do not give you ownership of any intellectual property rights in Braiins Pool or any other products or services associated therewith, unless we say so explicitly. You are solely entitled to access and use the Braiins Pool platform for join cryptocurrency mining (that means you are entitled to provide us with computing power and to receive a prospective portion of a reward).

We operate Braiins Pool using a reasonable level of skill and care and we hope that you will enjoy using it; however, be aware that the entire platform is still offered to you on “as is” and “where-available” basis and, therefore, we expressly disclaim any warranties, express or implied, relating thereto.

We shall not under any circumstances be held liable to you for any direct, indirect, special, consequential, punitive or any other damages and costs including, but not limited to, loss of profit, loss of revenue or loss of business opportunity arising out of or in connection with your access and use or inability to access and use Braiins Pool.

Under certain laws it may not be possible to disclaim our liability and warranties completely. For such cases you hereby waive to the fullest extent permissible under any such law any claims for damages that you may have against us in relation with your use of Braiins Pool or inability to access it.

You specifically waive the damages (loss of earnings) incurred as a result of non-fulfillment of your expectations regarding the amount of reward for the provided computing power, a complete failure to provide a reward, damages to your software or hardware and also damages incurred in relation to any loss of data on the hardware and software components.

If the warranties and liabilities disclaimers above are found void or invalid or otherwise unenforceable, you agree that our total liability for any claims arising out of these Terms and Conditions or in relation thereto are limited to the amount of pool fee earned by us directly in association with the computing power provided by you in the period of six (6) months immediately preceding the event that gave rise to your claim.

Some reminders, so you are not surprised later…

…electricity and heat.

The mining process is very demanding on the computing power of your hardware, which can cause an increase in electricity consumption and accelerate a wear on some of the hardware components.

…software and hardware setup.

It is up to you to set up your software and hardware including any individual components thereof (meaning we cannot be held liable for any damages incurred as a result of incorrect or incomplete setup).

…we are not a wallet, do not postpone your payouts.

Note, that we are not a cryptocurrency wallet intended to store your cryptocurrency coins for extended periods of time.

Although we constantly attempt to improve the security of the Braiins Pool against hacking and other similar attacks, these attacks regularly occur and possible successful attack may lead to the loss of certain amount (or even all) of mined cryptocurrency means gathered in our wallet, which will be irreversible.

You agree to minimize the risk by requesting regular pay outs of the confirmed reward and you agree to provide any cooperation necessary.

…list a correct address.

As you may know, the transactions in cryptocurrency network, unlike wire transfers, are irreversible. So always give us correct cryptocurrency address. If you give us incorrect address and we have already sent the reward to that address, you are most likely out of luck and your reward will be gone.

12. TERMINATION

I like Braiins Pool so far, but what if I change my mind?

We will always be sorry to see you go, but we will respect your decision. We want happy customers and it is not in our interest to force onto you a service that you do not like or do no longer wish to use.

Therefore, you may terminate the legal contract established by these Terms and Conditions at any time by deleting your user account (there is an option to do that in the user account interface). However, please, be careful, since after your account is deleted, you lose the right to claim a payment of any unpaid confirmed reward for the computing power that you have provided under the user account.

Please be aware that upon termination we may delete your user account and any data relating to your reward and your use of our platform without any further notice without any possibility of recovery.

Can you terminate our relationship without my consent?

Our relationships with our customers last and we take pride in that fact.

However, we may have to and are entitled to suspend or permanently disable your access to Braiins Pool if you materially and/or repeatedly breach these Terms and Conditions, any other applicable terms (such as the Privacy Policy) or if you violate any provision of applicable laws in relation thereto.

What if I want to take a break from mining?

That´s fine you and your miners have worked hard and you deserve a break. Just be sure to log into your user account once in a while, because the accounts that have not been logged into for more than a year (twelve consecutive months) are automatically considered as inactive.

The inactive user account may be deleted at any time and after deletion you waive your claim to any data, information stored under your user account as well as to any unpaid rewards associated with such user account.

What about the unpaid rewards?

We want to treat you fairly, unless your account is deleted because you have breached the rules or due to inactivity as described above, you do not lose the right to your unpaid reward. In such case we will always ask you to provide current wallet address, so we can send you any unpaid rewards. If you fail to provide the address within thirty (30) days after the notification, you will have waived your claims to the unpaid reward.

We may at any time set off any unpaid reward against any claims that we have against you for example for the breach of any rules applicable to your mining with Braiins Pool.

What if I keep mining after my account is deleted?

In case of deletion of the user account you waive all of your claims against us for any reward for computing power provided thereafter.

If you still choose to continue to mine, you are not entitled to any additional reward.

13. NOTICES

How do I get in touch with you? And what if you need to contact me?

You can contact us electronically via tools available on our website or via the email address help@braiins.com. Your message is considered as delivered when we confirm its delivery to you, which we always attempt to do promptly.

We will not bother you too much, but occasionally we may have to contact you. In that event we will use either the email address listed under your user account or by a notice available to you upon logging into your user account.

We will occasionally send you an email with commercial announcements; you may at any time, without having to give a reason, opt out of these communications.

14. CONFIDENTIALITY

It all sounds so great, I will tell about Braiins Pool everybody I know...

Great, we appreciate it, but please be discrete.

Sometimes we share with you information that is not meant to be public. For that reason we must ask you to keep confidential (not to disclose to third parties) the details of our mutual legal relationship (such as pricing and payment details or details about any tailored services), as well as any other information that you have learnt from us and that was marked, accompanied, or supported by documents designated as “confidential” or equivalent, or that was identified so by us, or should be reasonably known to you to be confidential.

The duty of confidentiality expires three (3) years from the date of disclosure. The obligation to protect technical information about our current products and services and all information about possible unreleased products or services never expires.

This applies to everything I know about Braiins Pool?

Of course this does not apply to information which was already in your possession before you received it from us; is or becomes publicly available through no fault of yours; is rightfully received by you from a third party who has no duty of confidentiality; or is independently developed by you without a breach of the confidentiality obligations hereunder.

What about my staff?

You may disclose confidential information to your directors, officers, employees, as well as your contractors, advisors, and agents, so long as those individuals have a need to know in their work for you and are bound by obligations of confidentiality at least as restrictive as those imposed on you in these Terms and Conditions. You are fully liable for any breach of this obligation by the aforementioned third parties.

Sometimes you may be required by a government body or court of law to disclose confidential information. That's fine by us, but we must ask you, to the extent permitted by law, to give us reasonable advance notice so that we may contest the disclosure or seek a protective order.

15. APPLICABLE LAW

What laws do apply?

The laws of the Czech Republic, without regard to principles of conflict of laws, will govern these Terms and Conditions and any dispute of any sort that might arise between you and us in connection herewith.

16. DISPUTE RESOLUTION

What if we argue?

We always operate in a customer-friendly manner. We try to solve any issues peacefully and ask you to do the same. Therefore, you agree to notify us of any disputes arising out of or in connection with these Terms and Conditions and you agree that you will always attempt an out-of-court dispute resolution before you bring the dispute before the courts.

However, sometimes out-of-court dispute resolution is just not possible. In that event, any dispute relating in any way to these Terms and Conditions shall be decided with final effect before the courts of the Czech Republic.

Should you violate or threaten to violate our intellectual property rights in any manner, we may seek an injunction or other appropriate relief in any court of our choice. You consent to exclusive jurisdiction and venue in such courts.

17. MISCELLANEOUS

Some necessary boilerplates…

…severability

If any provision of this contract is held by any court or other competent authority to be invalid or unenforceable in whole or in part, this contract shall continue to be valid as to its other provisions and the remainder of the affected provision, unless it can be concluded from the circumstances that, in the absence of the provision found to be null and void, the Parties would not have concluded this contract.

The Parties shall use all reasonable efforts to replace all provisions found to be null and void by provisions that are valid under the applicable law and come closest to their original intention.

…entire agreement

These Terms and Conditions set out the entire agreement between you and us. Neither party has entered into this contract in reliance upon any representation, warranty or undertaking of the other party that is not expressly set out or referred to in this contract.

…no assignment

You may not assign or transfer any of your rights or obligations assumed under these Terms and Conditions or in any other way related hereto without our prior written consent.

...operator change (contract assignment)

You agree to any future change of the Braiins Pool platform operator (assignment of the contract). In case of such change we will always notify you.

…no waiver

If you do not comply with these Terms and Conditions, and we do not take action right away, this doesn't mean that we are waiving any rights that we may have (such as taking action in the future).

…survival

All the provisions of these Terms and Conditions that by their nature extend beyond the termination of mutual legal relationship, including but not limited to dispute resolution and applicable law clauses, shall survive the termination of our mutual legal relationship.

…languages

These General Terms and Conditions and all the related documents may be translated into multiple language versions. In case of any discrepancies between the individual language versions the English language version shall always control.

I did not like (something) I have read above.

We always attempt to make legal documents as brief and user friendly as possible, but we cannot completely make do without them.

So even though we regret it, if you do not agree with any part of these Terms and Conditions or if you have any reservations, you may not mine with Braiins Pool and we must ask you to leave our platform immediately (but please, delete the user account first).

I found out there is a conflict between this document and the terms I found elsewhere.

If there is such a conflict, please let us know immediately, so that we can attend to it and improve our documentation. Meanwhile, these Terms and Conditions will control for that conflict.

So, is that it? May I go ahead and start mining with Braiins Pool?

Just one last thing; we may change or amend these Terms and Conditions or an additional terms that apply to Braiins Pool (such as Privacy Policy) from time to time, and if we do so, we will have to ask you to read through them and agree to them again.

We realize it's inconvenient for you, so we promise not to do it too often.

So, that is all from us; if you like everything you have read so far and agree to it, you are free to go ahead and enjoy Braiins Pool!

In Prague, on 8th March 2021
Braiins Systems s.r.o.

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Preview

Terms and Conditions - Braiins Systems (valid until 7th March 2021)

issued by Braiins Systems s.r.o.

("General Terms and Conditions")

These General Terms and Conditions govern in particular users (miners) rights and obligations in relation to the provision of computing power (mining) on the Braiins Pool platform designated for joint cryptocurrency mining.

By the registration of a new user account as well as by any subsequent provision of computing power, the User agrees with these General Terms and Conditions as well as with any subsequent terms and conditions to which these General Terms and Conditions refer, and undertakes to adhere to all of these terms and conditions of use of the Braiins Pool platform.

If the User does not agree with any of the terms and conditions above, they are not allowed to any use of the Braiins Pool, which they acknowledge, and in such case, they undertake to delete their user account immediately and leave the Braiins Pool website.

The User acknowledges that these General Terms and Conditions and any subsequent terms and conditions issued by the operator of the Braiins Pool platform may be unilaterally modified or amended by the operator at any time and that the operator shall always notify the User of such modification in advance.

1. DEFINITIONS

1.1. "**Braiins Pool**" or "**Pool**" stands for the cryptocurrencies mining platform called "Braiins Pool", in which the computing power of individual miners is accumulated.

1.2. "**Operator**" stands for the commercial company Braiins Systems s.r.o., with its registered office at Kundratka 2359/17a, Libeň, 180 00, Prague 8, IČO 241 47 931, registered in commercial register kept by the Municipal Court in Prague, section C, insert 183056, which secures the operation and further development of the Braiins Pool.

1.3. "**User**" or "**Miner**" stands for legal entities or individuals, who provide their computing power to the Braiins Pool platform.

1.4. "**Terms of Use**" stands for these General Terms and Conditions and any other terms and conditions of use of the Braiins Pool platform, as published on the website.

1.5. "**Website**" stands for the website and interface (https://slushpool.com/)**https://pool.braiins.com** (https://pool.braiins.com), through which the platform Braiins Pool is available and where the Terms of Use are published.

1.6. "**user account**" stands for User's personal access to the Braiins Pool platform, where the User among other things lists his email address and address of his wallet to receive a remuneration pursuant to these General Terms and Conditions.

1.7. "**virtual currency**" stands for an expression of value in digital form, which is not issued by the central bank and which may under certain circumstances be used as an alternative to money.

1.8. "**cryptocurrency**" stands for a typically decentralized virtual currency that uses cryptography to chain digital signatures of individual transactions; an example is Bitcoin cryptocurrency.

1.9. "**mining**" stands for a process, in which miners perform mathematical operations to verify and add the transactions in a form of so called blocks to the public ledger (blockchain) of the cryptocurrency, for which they are rewarded with a certain amount of prospective cryptocurrency and certain amount of transaction fees.

1.10. "**transaction fees**" stands for fees for verification and addition of transactions to the cryptocurrency blockchain, and therefore it can be in every single verified transaction perceived as a difference between the amount of cryptocurrency sent by the sender and the cryptocurrency received by the recipient.

1.11. "**wallet**" stands for an external virtual wallet, in which any individual user can manage their bought or otherwise obtained virtual cryptocurrencies and secure them against the access of third parties.

1.12. "**hashrate**" stands for a unit of computing power of the mining hardware.

1.13. "**Contract**" stands for the contract on provision of the computing power (that is performing of the computing operations), concluded between the Operator and the User at the moment of setting up the user account for the duration of the user account, under which the User undertakes to provide the computing power for the cryptocurrencies mining and which is governed by these General Terms and Conditions, unless otherwise agreed between the User and the Operator.

2. USER'S REPRESENTATIONS

2.1. The User hereby represents that he is a person, whose legal capacity has not been limited to the extent that would prevent them from undertaking the obligations assumed by these General Terms and Conditions.

2.2. The User hereby further represents that they have not previously been a user of the Braiins Pool, whose user account the Pool operator deleted, unless the user account was deleted on a request of the User or due to inactivity of the User.

2.3. If the User is a legal entity it represents that it is duly established and existing in accordance with the law that governs their establishment and existence, respectively, and the person acting on behalf of the legal entity hereby further represents that it is authorized to act on behalf of the legal entity and to undertake obligations pursuant to these General Terms and Conditions.

2.4. The User represents, that all of the information given to the Operator or other persons providing operation of Pool are true and complete, while in case they were not, or if the User omitted to give certain information to the Operator, the Operator is not responsible for any damage or harm, which may occur to the User as a consequence of this behavior.

2.5.The User hereby acknowledges, that they are responsible for obtaining necessary information about tax or similar obligations arising in relation to the provision of computing power (mining) on the Braiins Pool platform. The User hereby further acknowledges that the Operator is responsible neither for obtaining the above-mentioned information nor for fulfillment of such tax (or similar) obligations.

2.6.The User finally represents, that his activities carried out pursuant to these General Terms and Conditions comply with the laws of the countries, where the User is located or to which they must comply for other reasons.

2.7. The User undertakes to create the user account on the website in order to provide the computing power (mining) to the Operator and further undertakes to select and configure its software and hardware, to mine and to carry out any other related activities for the duration of the Contract, in accordance with the rules and conditions set out in the Terms of Usage that include instructions and procedures of the Operator published on the website (in particular in the section accessible via hyperlink (https://slushpool.com/help/) (https://help.slushpool.com/)**https://help.braiins.com** (https://help.braiins.com). as of the date when these General Terms and Conditions come into force).

2.8. The User undertakes in particular **not to abuse** any of the Braiins Pool mining mechanisms, processes set up by the Operator for this purpose, mistakes, bugs or imperfections in programming or errors in the respective cryptocurrency network to advantage or disadvantage some Users in the Pool mining, or to disrupt the operation or the availability of the Pool. The term "abuse" includes but is not limited to any attempted hacking or other factual offensive attack, such as withholding attack, botnet attack etc. Any hacking or other factual offensive attack against the Users and third persons is also considered to be abusive within the meaning of this Article, if its purpose is to advantage or disadvantage any of the Users in the Pool mining or to disrupt the operation or availability of the Pool.

3. USER'S PERSONAL DATA

3.1. The Operator represents that the collection of User's personal data shall be limited as much as possible.
3.2. Any collection, storage and handling of the User's personal data collected by the Operator due to the Pool activities, in particular personal data specified by the User upon a creation of their user account, shall be governed by separate set of terms on handling the personal data of Users, which will be published by the Operator on the website of the Pool (Privacy policy).

4. MINING

Computing power provision

4.1. The Operator declares that it provides the operation of the Pool and is therefore the User´s partner in solving all issues, legal and factual, which may occur during the operation of the Pool, and the User acknowledges it.
4.2. During the existence of their user account the User is entitled to provide computing power to the Pool, that is to the Operator, by using their hardware to perform processing operations sent to them by the Operator for the purpose of cryptocurrency mining.
4.3. The Operator undertakes to exploit the provided and received computing power, that is a service provided by the User, for the cryptocurrencies mining. The User acknowledges that the mining itself may not be always performed by the Operator in its own name and on his own account and agrees that it may be performed by third parties different from the Operator, possibly on their own account pursuant to the terms and conditions agreed between the Operator and this third parties.
4.4. The Operator is entitled not to accept the computing power offered by the User (that is to refuse it) without having to give a reason, either temporarily in regard to all Users (for example due to technical problems of the Pool) or merely from certain Users (for example due to the user account suspension etc.)

Remuneration for the computing power (for the processing operations)

4.5. The User is entitled to a remuneration from the Operator for performed processing operations, that is for providing the computing power, depending on the actual amount of mined cryptocurrency and so called scoring hashrate at the time of extraction of a cryptocurrency block that is valid and that is subsequently accepted to the cryptocurrency network.

4.6. In case of so called fork, that is in case the mined block is not accepted to the main blockchain of cryptocurrency (so called orphaned block), Users are not entitled to any remuneration or reimbursement of any costs incurred in relation to mining the particular block.

4.7. In case of so called hard fork, the is in case the cryptocurrency blockchain is divided into two chains to create new cryptocurrency, the User is not entitled to any so-called forked coins of the new cryptocurrency.

4.8. The Operator confirms the remuneration amount to the User via their user account within a reasonable time period after each block is mined pursuant to the rules for confirmation and payment of the remuneration published in advance on the Pool website (hereinafter referred to only as the "**Remuneration Terms**" and "**confirmed remuneration**"). If circumstances arise that temporarily prevent the Operator from the remuneration confirmation, the Operator shall confirm the remuneration to the User within a reasonable time period after such circumstances disappear.

4.9. The User may subsequently any time after reaching the minimum amount of confirmed remuneration (published on the website in the Remuneration Terms), request the Operator to pay the confirmed remuneration or they may set up within their user account automatic remuneration payments, so that payment of confirmed remuneration occurs automatically when the total amount reaches a certain value.

4.10.The remuneration is paid in a cryptocurrency, mining of which gave a rise to the remuneration claim, unless stated otherwise in case of a particular cryptocurrency.

4.11. The User´s claim to the unpaid confirmed remuneration for the computing power provision arises in fifteen (15) days after the request pursuant to the Article 4.9 of these General Terms and Conditions is received.

4.12. The User agrees, that if a third person different from the Operator was mining the cryptocurrency using User´s computing power, that person itself is entitled (but not obliged) to pay the confirmed remuneration to the User from the mined resources and the User undertakes to accept the remuneration from that third person. In such case the User is not entitled to the payment of the remuneration from the Operator and the claim to the unpaid confirmed remuneration against the Operator does not arise.

4.13. Unless otherwise agreed, the confirmed remuneration is always paid to the address of the User´s wallet listed in their user account.

4.14. The remuneration is considered as duly paid at the moment of sending it to the address of the User´s wallet listed in the user account.

4.15. All the provided computing power (mining) and the unpaid confirmed remuneration is recorded within the user account. **In case of deletion of the user account the User waives all of their claims (in particular for the remuneration payment) against the Operator and as the case may be against any other third party operating the Pool**. The unpaid confirmed remuneration shall be no longer paid after the deletion of the user account and from that moment on it is considered a contribution to the Pool operation.

4.16. The computing power provided by the User can be used for so called merged mining, when the computing power is used besides mining of primary cryptocurrency in addition also for the mining of other secondary cryptocurrencies. In such case the User is entitled to the remuneration for the mining of primary cryptocurrency pursuant to these General Terms and Conditions and furthermore may be also entitled to an additional remuneration for the mining of secondary cryptocurrencies according to the Remuneration Terms. If the User is entitled to the remuneration for the mining of the secondary cryptocurrencies, the Remuneration Terms shall be used accordingly, unless stated otherwise here or in the Remuneration Terms.

4.17. **The User acknowledges, that the result of the mining is dependent mainly on luck, the result of the mining cannot be foreseen and the amount of the User´s remuneration is therefore variable, there may even be no remuneration at all under some circumstances, and the remuneration is in no case fully or partially guaranteed by the Operator**.

4.18. The Operator furthermore declares, that the specific calculation mechanism of the remuneration attributable to the individual miners shall be published in advance on the website (Remuneration Terms). In case of any modification of the calculation mechanism, such modification shall be also always published in advance on the website.

4.19. **The User acknowledges, that neither the Braiins Pool platform, nor the user account is an electronic wallet intended to store the User´s cryptocurrencies**.

4.20. In this regard the User further acknowledges, that although the Operator constantly attempts to improve the security of the Pool against hacking and other similar attacks, these attacks regularly occur and possible successful attack may lead to the loss of certain amount (or even all) of mined cryptocurrency means gathered in the Pool wallet, which will be irreversible. **In such case neither the Operator nor any other person responsible for the operation of Pool shall be held liable to the User for the loss or theft of these means or for the related inability to pay the full remuneration pursuant to this Article 4 of General Terms and Conditions or for a reduction of such remuneration**.

4.21. The User undertakes to minimize the risk themselves by requesting regular payments of the confirmed remuneration to the address of his wallet and they shall provide any cooperation necessary therefor. At the same time the User undertakes to keep in secret their user account access information.

4.22. Finally, the User is responsible for providing the correct payment information (in particular the correct address of their wallet) within their user account. In this respect the User acknowledges, that once sent, the remuneration payment is irreversible and cannot be repeated, even if it was sent to an incorrect address of the User. The Operator is not liable for any damage incurred by the User by sending the remuneration to the address of a wallet the owner of which refuses to pass the remuneration to the User or to which the User has no longer access.

4.23. Transaction fees are always paid by the person, who pays the confirmed remuneration, according to the remuneration value and Remuneration Terms published on the website. In case the transaction fees are fully or partially accountable to the User pursuant to the Remuneration Terms, the paid remuneration shall be reduced accordingly.

4.24. The Operator reserves a right to penalize any breach of these General Terms and Conditions by the User, which did or could advantage or disadvantage any Pool user in mining on the Pool (in particular in the remuneration determination) or which could influence the operation or availability of the Pool, by a penalty up to the amount of the remuneration that the User would have been otherwise entitled to according to these General Terms and Conditions and Remuneration Terms. In such case the Operator shall not confirm the respective part of the remuneration to the User and/or shall nullify the prospective part of the confirmed remuneration and delete it from the records within the user account and/or may claim a refund of the remuneration that has already been paid. This is without prejudice to any claim against the User for damages in excess to the penalty claimed hereunder. This is also without prejudice to the Operator's right to proceed at the same time in accordance with the Article 5.5 and following of these General Terms and Conditions.

4.25. Any remuneration claims and related complaints of the Users shall be always made against and settled by the Operator.

5. POOL OPERATION

Pool Availability

5.1. The Operator endeavors to provide continuous uninterrupted Pool operation, so the User can provide the computing power (mine) any time. However, the User acknowledges that due to the maintenance, repairs or exceptional outages the Operator does not guarantee absolutely uninterrupted (100 %) availability of the Pool.
5.2. If the Pool is unavailable due to a planned temporary maintenance shutdown, the Operator shall inform the User thereof via website or in any other suitable way, if possible.
5.3. Neither the Operator nor any other person providing the operation of the Pool are liable for any damage incurred by the User as a consequence of planned or unplanned shutdown or outage of the Pool.
5.4. The User is solely responsible for setting up its hardware in a way that allows the hardware to reconnect to the Pool automatically when the Pool becomes available after the shutdown or outage.

User account

5.5. The Operator reserves the right to suspend an access of the User to the user account, that is to the Pool, and thus effectively suspend the provision of computing power from the User for suspicion of the botnets use or for other breach of these General Terms and Conditions.
5.6. In such case the Operator shall investigate the User´s activity and consequently shall either delete the user account permanently or activate it again. In case of user account deletion the Operator shall pay unpaid confirmed remuneration recorded on the user account to the address of the User´s wallet listed therein. If no address is listed in the user account, the Operator shall before the deletion of the user account send the User an email request for specifying the wallet address. If the User fails to do so within thirty (30) days after the date of sending the request according to the previous sentence, all the unpaid confirmed reward recorded on the User´s account is considered as a contribution to operation of the Pool.
5.7. Multiple user accounts controlled by a single person may be considered a botnet and access to these accounts may be therefore also suspended. In such case an investigation will start according to above mentioned provisions of these General Terms and Conditions.
5.8. Inactive user accounts may be deleted by the Operator after three previous email warnings made thirty (30), ten (10) and one (1) day prior the deletion.
5.9. The user account is considered inactive within the meaning of Article 5.8 of these General Terms and Conditions, if the User has not logged into their user account via website for more than one year (twelve consecutive months) while for the same time there was no record of computing power provision (mining) on the user account.
5.10. After deletion of the account due to inactivity the User loses a right to claim a payment of any unpaid confirmed remuneration recorded on the user account.
5.11. The User can also delete the user account via option within the interface of the user account. After confirmation of the user account deletion the User loses the right to claim a payment of any unpaid confirmed remuneration recorded on the user account.

Liability for the Pool operation

5.12. The User hereby waives to the fullest extent permitted by applicable law the right to claim damages incurred in relation to computing power provision (services provision) as well as damages incurred in relation to any other Pool activity or in relation to information published on the Pool website and also any other related damages, in particular the damages (loss of earnings) incurred as a result of non-fulfillment of User‘s expectations regarding the amount of remuneration for the provided services, a complete failure to provide a remuneration, damages to software or hardware of the User and also damages incurred in relation to any loss of data on the hardware and software components of the User.
5.13. The User acknowledges, that the mining process is very demanding on the computing power of the hardware, which can cause an increase in electricity consumption and accelerate a wear on some of the hardware components. The Operator is not liable for any such costs, wear and tear or damages incurred thereby.
5.14. The User acknowledges that they are solely responsible for setting up their hardware device used for providing the computing power for the Pool mining, as well as for any possible damage of its hardware components, that may result from incorrect or incomplete settings.
5.15. If a third-party software is used to perform the computing operations (mining), the Operator is not liable for any collection of User‘s personal data by this third party, for any functionality of such software or for its direct or indirect effects on the User´s hardware components.

6. CRYPTOCURRENCIES

6.1. The Braiins Pool platform is designed primarily to mine the Bitcoin cryptocurrency.
6.2. The Operator seeks to facilitate also mining of other cryptocurrencies in the future (if it does not allow it already in a case of certain cryptocurrencies), if the technical conditions and the state of the Pool development so allows.
6.3. In a case that other cryptocurrencies than Bitcoin shall be mined by the Pool, these General Terms and Conditions and all the related terms (Terms of Use) shall apply accordingly to their full extent and the User acknowledges it.

7. USER AS A CONSUMER

The provisions of this Article 7 of the General Terms and Conditions apply only to the User, who is a consumer within the meaning of Section 419 of the Act No. 89/2012 Sb., The Civil Code.

Withdrawal from the Contract

7.1. In accordance with the provisions of Section 1829 of the Act No. 89/2012 Sb., the Civil Code, the User, who is a consumer within the meaning of the Civil Code, is entitled to withdraw from the Contract with the Operator within fourteen (14) days from the day of the Contract conclusion. The withdrawal must be sent to the Operator within the above-mentioned period, otherwise it is not valid.
7.2. The User may withdraw from the Contract by deleting their user account using the procedure set forth in the Article 5.11 of these General Terms and Conditions, if they do so no later than in the period set forth in the Article 7.1 of these General Terms and Conditions and at the same time no later than before they start providing the computing power pursuant to the Article 7.7 of these General Terms and Conditions.

7.3. By deleting the user account after the deadline set forth in the Article 7.2. of these General Terms and Conditions, the Contract is still terminated, but it is not considered a withdrawal from the Contract within the meaning of the Civil Code provisions on the withdrawal from contracts.
7.4. The withdrawal pursuant to this Article 7 of these General Terms and Conditions comes into effect at the moment the user account is deleted. The Operator will confirm the user account deletion without undue delay via email sent to the User´s email address.
7.5. Considering the subject of the Contract is the provision of services to the Operator by the User, the User and the Operator hereby agreed that the provision of services shall be commenced as soon as the User provides the computing power and the Operator accepts it for the first time. **The User hereby expressly agrees therewith**.
7.6. **Considering the Article 7.5 of these General Terms and Conditions the User – consumer is not entitled to withdraw from this Contract after the computing power has already been provided (after the mining has begun) to the Operator**.

8. FINAL PROVISIONS

8.1. The Operator´s contact details the User shall use in case of any notification made hereunder are as follows – email address of the Operator: help@braiins.com.
8.2. Any email notifications made hereunder shall be deemed to have been delivered to the Operator at the time the Operator confirms the delivery or the tenth (10.) day after it has been delivered to the email address of the Operator above, whichever occurs earlier.
8.3. Any notices and announcements made hereunder or any other messages addressed to the User shall be sent by the Operator to the email address of the User specified in the user account, or made available to the User upon login into the user account.
8.4. The provisions of these General Terms and Conditions as well as all the related rules (Terms of Use) including the 8.6. Remuneration Terms, may be amended by the Operator unilateral anytime. The User shall be always notified (in prior) of the amendments and in case of disagreement with any amendment the User shall be allowed to terminate the Contract with the . Operator and delete his user account pursuant to the Article 5.11 of these General Terms and Conditions. If the User does not terminate the Contract at the latest on the first logging into the user account after they have been notified about the amendments and they continue providing the computing power, the amended rules shall be considered accepted by them. Any amendments are always effective upon posting on the Pool website.
8.5. The User agrees to any future change of the Braiins Pool platform Operator. In case of such change the User shall be always notified.
8.6. If the User continues to use the user account and to provide the computing power (to mine) after the notification of changes pursuant to the Article 8.4 or Article 8.5 of these General Terms and Conditions, it is considered an acceptance of such changes.
8.7. The Operator may at any time without prior notice permanently or temporarily terminate the operation of the Braiins Pool platform. In such case the unpaid confirmed remuneration recorded on the user account shall be sent to the wallet specified therein. If there is not any wallet listed in the user account, the Operator shall proceed accordingly pursuant to the Article 5.6 of these General Terms and Conditions.

8.8. All the disputes arising out of and/or in connection with the Contract and these General Terms and Conditions shall be finally decided with the Arbitration Court by the Czech Chamber of Commerce and by the Agrarian Chamber of the Czech Republic according to its rules by three (3) arbitrators.

8.9. If and only if the arbitration clause in the Article 8.8 of these General Terms and Conditions was found invalid or ineffective in a particular circumstances, the User and the Operator agree that all the disputes arising out of and/or in connection with the Contract and these General Terms and Conditions shall be finally decided before the courts of the Czech Republic, in particular before the District court for Prague 8 and (in case when the regional court decides as a first instance court) before the Municipal Court in Prague.

8.10. These General Terms and Conditions, the Contract and any connected Pool activities are governed by the law of the Czech Republic.

8.11. If any provision of the Contract, these General Terms and Conditions or other Terms of Use shall become invalid or unenforceable, it shall not affect the validity or enforceability of other provisions, unless it is implied that the invalid or unenforceable provision is inseparable from other provisions.

8.12. The Operator is not obliged to provide the User with any consideration according to these General Terms and Conditions and/or to provide the Pool availability and operation, if temporarily or permanently prevented by vis maior - event or circumstance that is extraordinary, unforeseeable and unpreventable by usual means and with proper care, and that occurred independently of the Operator´s will; such vis maior event is, among other things, a serious hacking attack, such as so called withholding attack, when the User sends back to the Operator only partial results of processed operations, but not the found blocks.

8.13. These General Terms and Conditions including documents anticipated and referred to thereby (Terms of Use) constitute a complete definition of rights and obligations between the User and the Operator and supersede any previous agreements or provisions on the same subject.

8.14. The User acknowledges that by conclusion of the Contract and by subsequent computing power provision it enters into a legal relationship with the Operator, who acts in its own name and on its own account and who is solely responsible for settlement of any and all of the User´s claims related to the Pool and its operation, even if the mining or other activities related to the Pool operation have been provided in part or fully by a third party different from the Operator.

8.15. These General Terms and Conditions and all the subsequent documents are translated into multiple language versions. In case of any discrepancies between the individual language versions the Czech language version shall always prevail.

8.16. These General Terms and Conditions come into effect on the date of their publication on the website of Pool.

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Preview

Foundry USA Pool Service Agreement

The ownership and operation rights of the services provided by the Foundry USA Pool ("Pool") are owned by Foundry Digital LLC (collectively, "Foundry"). The Foundry Terms of Service specified herein ("Terms"), along with Foundry's Terms and Conditions ("Conditions") and Privacy Policy ("Privacy Policy") are the relevant rights and obligations required to be read and accepted by anyone that shall access and/or use the Pool ("User").

By accessing and using the Pool, User accepts and agrees to the Terms, Conditions, and Privacy Policy (collectively, the "Service Agreement"). As the operator of the Pool, Foundry shall provide a mining Pool Service (as defined below) to User under the Service Agreement.

User agrees that Foundry will have the right to modify the Service Agreement at any time. User agrees to be solely responsible for reviewing the Service Agreement and/or any modifications thereto. If User does not agree to the Service Agreement and/or any of its modifications, then User shall cease to use and will not be allowed further access to the Pool and Service.

1. **Foundry Terms and Conditions**
   a. Foundry's Terms and Conditions ("Conditions") is available at https://foundrydigital.com/terms-and-conditions.

2. **Privacy and Protection**
   a. Foundry places great importance on the protection of User's personal information. When using the Pool and Service provided by Foundry, User agrees that Foundry will collect, store, use, disclose and protect User's personal information in accordance with the Privacy Policy, available at https://foundrydigital.com/privacy-policy.

3. **Services**
   a. Foundry uses its own system, through the Internet and other means to provide User with a digital currency mining Pool and other services/products that may be added based on the Pool site ("Service"). For the avoidance of doubt, the Pool and Service shall not include wallet or custodial services from Foundry to User.
   b. User shall be responsible for preparing the necessary equipment and bear the expenses related to using such necessary equipment to participate in the Pool and Service.
   c. User hereby authorizes Foundry to be fully responsible for disposal and distribution of the profit from such value-added Service.
   d. Foundry reserves the right to modify or interrupt the Service at any time without informing User and without liability to User or any third party not directly related.

4. **User Rights and Obligations**
   a. Prior to entering and using the Pool and Service, User agrees it must first successfully complete the client onboarding process with Genesis Global Trading Inc. ("Genesis").
   b. User agrees to provide legal, true, accurate and detailed personal information, and update such information as needed.
   c. User shall comply with all applicable laws, rules, and regulations related to the use of the Pool and Service.
   d. User acknowledges and agrees that it is using the Pool and Service at its own risk.
   e. In the event User's access and/or rights to the Pool and Service have been discontinued, User is solely responsible for settling the remaining balances left in its account. Foundry shall use commercially reasonable efforts to assist User with settling any remaining balances in User's account.

f. For the avoidance of doubt, Foundry shall not be responsible or liable to User for any balances remaining in User's account three (3) months after User's access and/or rights to the Pool and Service have been discontinued (regardless of whether the balances were left in User's account intentionally).

5. **Confidentiality**
   a. User agrees not to disclose any Confidential Information from the Pool and/or Service. "Confidential Information" includes (but is not limited to) information regarding Foundry's Pool, Service, documentation, software, trade secrets embodied therein and any other written or electronic information that is either (i) marked as confidential and/or proprietary, or which is accompanied by written notice that such information is confidential and/or proprietary, or (ii) not marked or accompanied by notice that it is confidential and/or proprietary but which, if disclosed to any third party, could reasonably and foreseeably cause competitive harm to the owner of such information. Confidential Information shall not include information which is: (i) publicly available, (ii) lawfully obtained by a party from third parties without restrictions on disclosure, or (iii) independently developed by a party without reference to or use of the Confidential Information.

   b. SOC Report- For the avoidance of doubt, the SOC Report shared with User by Foundry shall be considered "Confidential Information" as defined herein, and as such, User agrees not to disclose the SOC Report to any third-party (regardless of whether or not such third-party is separately a user of the Pool and/or Service) without the prior and express written consent of Foundry. For purposes herein, a "third party" shall not include User's affiliates, subsidiaries, officers, directors, employees, contractors, attorneys, accountants, bankers or consultants ("Authorized Representatives") with a need to know of such SOC Report, provided, however, that such Authorized Representatives shall be under an obligation of confidentiality and non-use of the SOC Report at least as strict as set out in this Agreement."

6. **Payouts to Users**
   a. Notwithstanding anything in the Service Agreement to the contrary, during the Pool's initial implementation phase, which shall continue until May 1st or as solely determined otherwise by Foundry ("Beta Phase), Foundry shall provide either full payouts or full credits (where applicable) to the User (regardless of whether or not there has been a disruption in Service). After the Beta Phase has concluded, Foundry may, at its sole discretion, offer User payment or credits in the event of a disruption in Service.

7. **Term and Termination**
   a. The Service Agreement will be in full force and effect until User's access and usage rights to the Pool and Service are terminated by either User or Foundry in accordance with the Service Agreement, or as otherwise agreed upon between Foundry and User ("Term").
   b. User may terminate the Service Agreement at any time upon settlement of any pending transactions.
   c. Further, Foundry may, at its sole discretion, limit, suspend or terminate User's access to the Pool and Service if:
      i. User becomes subject to bankruptcy/insolvency proceedings,
      ii. User's liquidates, dissolves, terminates, or suspends its business,
      iii. User breaches the Service Agreement, or
      iv. User performs any act or omission that materially impacts its ability to adhere to the Service Agreement.

8. **Force Majeure**
   a. Foundry shall not be liable for any non-performance of its obligations pursuant to the Service Agreement if such non-performance is caused by a Force Majeure event. In case of a Force Majeure event, Foundry has the right to suspend or terminate its services immediately under the Service Agreement. "Force Majeure" events shall mean any event or circumstance, or any combination of events or circumstances which are beyond the control of Foundry. Such events or circumstances shall include, but are not limited to events or occurrences that delay, prevent or hinder Foundry from performing such obligations, war, armed conflict, terrorist activities, acts of sabotage, blockade, fire, lightning, acts of God, national strikes, riots, insurrections,

civil commotions, quarantine restrictions, epidemics, pandemics, earthquakes, landslides, avalanches, floods, hurricanes, explosions, and regulatory, administrative or similar action or delays to take actions of any governmental authority.

foundry

TERMS & CONDITIONS

Effective Date: August 27, 2020

These Terms of Service, together with our Privacy Policy, govern your access to and use of the websites (the "Foundry Sites" or the "Sites") of Foundry Digital LLC. and your use of any of the services provided through these Sites. These Terms of Service and any additional terms and conditions, policies, agreements and disclosures to which you have agreed are hereafter referred to collectively as the "Agreement". Please read these Terms of Service carefully.

Your use of a Foundry Site is governed by the version of the Terms of Service in effect on the date of use. Foundry may modify the Terms of Service at any time and without prior notice. By using and accessing any Foundry Site, you acknowledge and agree to review the most current version of these Terms of Service prior to each such use. Your continued use of and access to any of the Foundry Sites constitutes your acknowledgement of, and agreement to, the then current Terms of Service. Please also note that the terms and conditions of these Terms of Service are in addition to any other agreements between you and Foundry and/or its affiliates and agents, including any customer agreements, and any other agreements that govern your use of products, services, content, tools, and information available on the Foundry Sites.

Foundry reserves the right, in its sole discretion, without any obligation and without any notice requirement, to change, improve or correct the information, materials and descriptions on the Foundry Sites and/or to suspend and/or deny access to any Foundry Site for scheduled or unscheduled maintenance, upgrades, improvements or corrections. The information and materials on the Foundry Site may contain typographical errors or inaccuracies. Any dated information is published as of its date only, and Foundry does not undertake any obligation or responsibility to update or amend any such information. Foundry may discontinue or change any product or service described in or offered on Foundry Site at any time without prior notice. Foundry further reserves the right, in its sole discretion, to block or otherwise discontinue your access and use of Foundry Site at any time and for any reason. You

agree that Foundry and its subsidiaries and affiliates will not be liable to you or to any third party for any such modification, suspension or discontinuance.

AUTHORIZED USER

Some of our services, and certain pages of the Foundry Site, are available only to clients or users who have been authorized by us to access those services and web pages. Such authorization may require completion of an accredited investor questionnaire and satisfactory background information screening.

Unauthorized use of any Foundry Site and/or our systems, including, but not limited to, unauthorized entry into and/or any attempted access of Foundry's systems and/or any restricted areas of any of the Foundry Site, misuse or sharing of passwords or misuse of any other information, is strictly prohibited. You may not use any Foundry Site in any manner that could damage, disable, overburden, or impair any Foundry Site or service or interfere with any other party's use and enjoyment of any Foundry Site or service. You may not attempt to gain unauthorized access to any Foundry Site or service, computer systems or networks connected to any Foundry Site or service, through hacking, password mining or any other means. You may not screen-scrape, data scrape and/or use any automated means to acquire data and/or information from our Sites. You agree that you will not engage in any activities related to any Foundry Site that are contrary to these Terms of Service and/or any applicable laws or regulations. You agree to notify us immediately in the event that you learn or suspect that the security of your password may have been compromised. You further agree that you are responsible for any unauthorized use of your password that is made before you have notified us and we have had a reasonable opportunity to act on that notice. We reserve the right to suspend or cancel your password, even without receiving such notice from you, if we suspect that it is being used in an unauthorized or fraudulent manner.

Notwithstanding the above, you are responsible for monitoring your use of the Foundry Sites and should promptly report any unauthorized or suspicious activity to us at support@foundrydigital.com.

DISCLAIMER OF WARRANTY AND LIMITATION OF LIABILITY

THE INFORMATION, PRODUCTS AND SERVICES ON THE FOUNDRY SITES ARE PROVIDED ON A STRICTLY "AS IS," "WHERE IS" AND "WHERE AVAILABLE" BASIS.

FOUNDRY DOES NOT PROVIDE ANY WARRANTIES (EITHER EXPRESS OR IMPLIED) WITH RESPECT TO THE INFORMATION AND/OR SERVICES PROVIDED ON ANY FOUNDRY SITE AND/OR YOUR USE OF ANY FOUNDRY SITE GENERALLY, FOR ANY PARTICULAR PURPOSE AND FOUNDRY EXPRESSLY DISCLAIMS ANY IMPLIED WARRANTIES, INCLUDING BUT NOT LIMITED TO, WARRANTIES OF TITLE, NON-INFRINGEMENT, MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE. FOUNDRY WILL NOT BE RESPONSIBLE FOR ANY LOSS OR DAMAGE THAT COULD RESULT FROM INTERCEPTION BY THIRD PARTIES OF ANY INFORMATION OR SERVICES MADE AVAILABLE TO YOU VIA THIS WEBSITE. ALTHOUGH THE INFORMATION PROVIDED TO YOU ON THIS WEBSITE IS OBTAINED OR COMPILED FROM SOURCES WE BELIEVE TO BE RELIABLE, FOUNDRY CANNOT AND DOES NOT GUARANTEE THE ACCURACY, VALIDITY, TIMELINESS, OR COMPLETENESS OF ANY INFORMATION OR DATA MADE AVAILABLE TO YOU FOR ANY PARTICULAR PURPOSE. NEITHER FOUNDRY, NOR ANY OF ITS AFFILIATES, DIRECTORS, OFFICERS OR EMPLOYEES, NOR ANY THIRD PARTY PROVIDERS OF CONTENT, SOFTWARE AND/OR TECHNOLOGY (COLLECTIVELY, THE “FOUNDRY PARTIES”), WILL BE LIABLE OR HAVE ANY RESPONSIBILITY OF ANY KIND FOR ANY LOSS OR DAMAGE THAT YOU INCUR IN THE EVENT OF ANY FAILURE OR INTERRUPTION OF ANY FOUNDRY SITE, OR RESULTING FROM THE ACT OR OMISSION OF ANY OTHER PARTY INVOLVED IN MAKING ANY FOUNDRY SITE, THE DATA CONTAINED THEREIN OR THE PRODUCTS OR SERVICES OFFERED THEREBY AVAILABLE TO YOU, OR FROM ANY OTHER CAUSE RELATING TO YOUR ACCESS TO, INABILITY TO ACCESS, OR USE OF ANY FOUNDRY SITE OR THE MATERIALS CONTAINED THEREIN, WHETHER OR NOT THE CIRCUMSTANCES GIVING RISE TO SUCH CAUSE MAY HAVE BEEN WITHIN THE CONTROL OF FOUNDRY OR OF ANY VENDOR PROVIDING SOFTWARE OR SERVICES.

IN NO EVENT WILL FOUNDRY OR ANY SUCH PARTIES BE LIABLE TO YOU, WHETHER IN CONTRACT OR TORT, FOR ANY DIRECT, SPECIAL, INDIRECT, CONSEQUENTIAL OR INCIDENTAL DAMAGES OR ANY OTHER DAMAGES OF ANY KIND EVEN IF FOUNDRY OR ANY OTHER SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY THEREOF. THIS LIMITATION ON LIABILITY INCLUDES, BUT IS NOT LIMITED TO, THE TRANSMISSION OF ANY VIRUSES WHICH MAY INFECT A USER’S EQUIPMENT, FAILURE OF MECHANICAL OR ELECTRONIC EQUIPMENT OR COMMUNICATION LINES, TELEPHONE OR OTHER INTERCONNECT PROBLEMS (E.G., YOU CANNOT ACCESS YOUR INTERNET SERVICE PROVIDER), UNAUTHORIZED ACCESS, THEFT, OPERATOR ERRORS, STRIKES OR OTHER LABOR PROBLEMS OR ANY FORCE MAJEURE. FOUNDRY CANNOT AND DOES NOT GUARANTEE CONTINUOUS, UNINTERRUPTED OR SECURE ACCESS TO ANY FOUNDRY SITE.

PROPRIETARY RIGHTS

All right, title and interest in the Foundry Sites and all content contained herein is the exclusive property of Foundry, except as otherwise stated. Unless otherwise specified, the Foundry Sites are for your personal and non-commercial use only. You may print, copy and download limited amounts of information and content from the Foundry Sites; provided that it is solely for your personal use. You may not modify, copy, distribute, transmit, display, perform, reproduce, publish, license, frame, create derivative works from, transfer, or otherwise use in any other way for commercial or public purposes in whole or in part any information, software, products or services obtained from any Foundry Sites, except for the purposes expressly provided herein, without Foundry's' prior written approval. If you copy or download any information or software from a Foundry Site, you agree that you will not remove or obscure any copyright or other notices or legends contained in any such information.

Foundry, the Foundry logo, and other Foundry trademarks and service marks referenced herein are trademarks and service marks of Foundry. The names of other companies and third-party products or services mentioned herein may be the trademarks or service marks of their respective owners. You are prohibited from using any marks for any purpose including, but not limited to use as metatags on other pages or sites on the Internet without the written permission of Foundry or the applicable third party rights holder.

USE OF LINKS

The Foundry Sites may contain links to third party websites and/or services (each, a "Third Party Site"). These links are provided only as a convenience. The inclusion of any link is not and does not imply an affiliation, sponsorship, endorsement, approval, investigation, verification or monitoring by Foundry of any information contained in any Third Party Site. In no event shall Foundry be responsible for the information contained on any Third Party Site and/or your use of or inability to use such site. You should also be aware that the terms and conditions and privacy policy of each Third Party Site will be different from those applicable to your use of the Foundry Sites. You should contact the operator of the applicable Third Party Site for any information regarding that site's terms and conditions and/or privacy policy.

THIRD PARTY CONTENT

Certain portions of the Foundry Sites may contain unedited or third party content, including, without limitation, User Submitted Content. All User Submitted Content and

all other postings, messages, text, images, links to third-party websites or other materials published on or otherwise made available by parties other than Foundry (such content, the "Third Party Content") are the sole responsibility of the person(s) who originated such Third Party Content and Foundry may not monitor and does not control such Third Party Content, though Foundry reserves the right at all times (but will not have an obligation) to remove any Third Party Content. By using this Third Party Content, you agree to not rely on the Third Party Content and understand that you may be exposed to Third Party Content that is, without limitation, inaccurate, inappropriate, misleading, unlawful, offensive or otherwise objectionable, and that Foundry makes no representations or warranties regarding the Third Party Content and is not responsible or liable in any manner for the Third Party Content or the conduct, whether online or offline, of any user. Your use of such Third Party Content may be subject to the terms of service or user agreement of such Third Party Content provider.

CLAIMS OF COPYRIGHT INFRINGEMENT

Copyright Complaints: Foundry respects the intellectual property of others, and we ask our users to do the same. If you believe that your work has been copied in a way that constitutes copyright infringement, or that your intellectual property rights have been otherwise violated, you should notify Foundry in accordance with the procedure set forth below.

Foundry will process and investigate notices of alleged infringement and will take appropriate actions under the Digital Millennium Copyright Act ("DMCA") and other applicable intellectual property laws with respect to any alleged or actual infringement. A notification of claimed copyright infringement should be sent to:

General Counsel, Digital Currency Group, Inc.. 636 Avenue of the Americas, 6th Floor New York, New York 10011 info@dcg.co.

To be effective, the notification must be in writing and contain the following information:

an electronic or physical signature of the person authorized to act on behalf of the owner of the copyright or other intellectual property interest; a description of the copyrighted work or other intellectual property that you claim has been infringed; a description of where the material that you claim is infringing is located on the Foundry Site, with enough detail that we may find it on the Foundry Site; your address, telephone number, and email address; a statement by you that you have a good faith

belief that the disputed use is not authorized by the copyright or intellectual property owner, its agent, or the law; and a statement by you, made under penalty of perjury, that the above information in your Notice is accurate and that you are the copyright or intellectual property owner or authorized to act on the copyright or intellectual property owner's behalf.

INDEMNITY AND RELEASE

You agree to release, indemnify and hold Foundry harmless from any from any and all losses, damages, expenses, including reasonable attorneys' fees, rights, claims, actions of any kind and injury (including death) arising out of or relating to your use of the Foundry Sites. If you are a California resident, you waive California Civil Code Section 1542, which says: "A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor." If you are a resident of another jurisdiction, you waive any comparable statute or doctrine.

CHOICE OF LAW

The Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to conflicts of laws provisions. Unless otherwise agreed in writing by you and us, any dispute arising out of or relating to the Agreement, or the breach hereof, shall be finally resolved by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, or such arbitration body as required by law, rule or regulation, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction. The arbitration will be conducted in the English language before a single arbitrator in the City of New York, New York. Such arbitration must be commenced within one (1) year after the claim or cause of action arises. If for any reason any provision of this Agreement, or a portion thereof, shall be unenforceable, that provision shall be enforced to the maximum extent permissible so as to effect the intent of this Agreement, and the remainder of this Agreement shall continue in full force and effect. This Agreement constitutes the entire agreement between us and you with respect to this site and it supersedes all prior or contemporaneous communications, agreements and understandings between Foundry and you with respect to the subject matter hereof. A printed version of this Agreement shall be admissible in judicial or administrative proceedings.

Contact Us

Email: support@foundrydigital.com

HELLO@FOUNDRYDIGITAL.COM

CAREERS, TERMS AND CONDITIONS, PRIVACY POLICY, NEWS, POOL, STAKING, FOUNDRYX, RESOURCES